VIA EDGAR and FEDERAL EXPRESS
-----------------------------

February 2, 2007

Ms. Beverly A. Singleton
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      CoActive Marketing Group, Inc. (the "Company")
                  Item 4.01 Form 8-K filed January 16, 2007 (the "8-K") File No. 0-20394

Dear Ms. Singleton:

         This is to respond to your letter dated January 19, 2007 with respect to the above referenced matter. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

         1. On January 25, 2007 we filed an amendment to the 8-K, providing the letter from Grant Thornton LLP ("Grant Thornton" or "GT"), dated January 23, 2007, in which Grant Thornton responded to the disclosure in the 8-K. Such letter was filed as Exhibit 16.1 to the 8-K amendment.

         2. The only formal written communications from either BDO or Grant Thornton regarding the accounting issues referred to in the 8-K is the discussion outline (the "Discussion Outline") received from Grant Thornton in connection with a telephonic meeting of Grant Thornton with the Company's Audit Committee on November 16, 2006, and a letter from Grant Thornton to the Company's Audit Committee (the "GT Letter"). The Discussion Outline and the GT Letter are attached to this letter as Exhibits A-1 and A-2, respectively. Although the GT Letter is dated November 28, 2006, it was not provided to the Company until January 12, 2007, two days after Grant Thornton's dismissal. However, a draft of the GT Letter (labeled "Draft") in otherwise identical form was provided by Grant Thornton to the Company on November 28, 2006. We are also providing the Commission with a disk containing various emails between the Company and Grant Thornton and BDO. We can provide the Commission with these emails in electronic form upon request.

         3. Steps Across America. Attached as Exhibit C-1 is the original memorandum (the "Original SAA Memo") prepared by the Company detailing the original accounting principles applied in connection with the Company's "Steps Across America" program (the "SAA Program"). The Original SAA Memo was provided by the Company to BDO Seidman LLP ("BDO") in January, 2006. In addition, there were verbal discussions regarding the accounting for this program between the Company and BDO prior to the final documentation of the revenue recognition policies applied in connection with the SAA Program, as reflected by the

Original SAA Memo. BDO had reviewed the Original SAA Memo and informed the Company that BDO agreed with its conclusions. The Company in that memo indicated that it believed that the program was not a multi-deliverable covered by EITF 00-21, "Revenue Arrangements with Multi-Deliverables" and adhered to the guidance of SAB 104 and in the Miller Revenue Recognition Guide for arrangements that have multiple acts rather than multiple deliverables.

         SAA Program Background. The client contract provided for three phases. Phase 1 was constructed so that partner participants in the SAA Program compensated the Company for the Company's development of the program, as well as obtaining the participation of both Wal-Mart and a minimum number of partner participants. The various promotional events associated with the SAA Program would be executed, and the partner participant's products would be promoted, in Wal-Mart stores across the United States. This milestone would be met, and related fees earned only if the Company was able to contract with a certain minimum amount of partners to participate in the SAA Program. The contract provisions reflected this as well as the payment schedule contained therein. The balance of the SAA Program could not occur without attaining such milestone. The contract templates with the participants (a copy of which is attached as Exhibit C-2) in the SAA Program contained language that clearly provided that Phase 1 fees were only recognized upon attaining the milestone provided for therein, and that those fees were not contingent on any other items. The balance of the payments to the Company under the contracts (excluding Phase 1 fees) were to be used to plan and produce (Phase 2) as well as execute the program (Phase 3), as described in the participant contracts. Most participant contracts were signed in the Company's quarters ended September 30, 2005 and December 31, 2005.

         The execution portion of the promotion consisted of a walk across the country in which a single Sportline pedometer would be carried by individuals pre-selected by the Company and would include national and local public relations efforts, and certain wellness celebration events, of which approximately 150 were to be at Wal-Mart stores, approximately 150 were to be at local community venues and four would be public relations driven events in NY, Washington DC, Arizona, and California. These events ("Events") were to be executed by US Concepts (a wholly owned subsidiary of the Company) during the April 2006 through July 2006 period. There were also approximately 2,000 in-store wellness demo events planned at Wal-Mart stores on or about April 29, 2006 and May 6, 2006 which were executed by a third party as contracted by the Company.

         Company's Original Accounting for SAA Program as agreed by BDO. The purpose of the Company's allocating the SAA Program revenues among the phases of this contract was to reflect the value that the client was receiving at different points in time and reflect the Proportional Performance model. In so doing, the Company concluded that the Events promotion (which was one of the last acts of the SAA Program) was a separate act consistent with existing accounting literature. US Concepts executes promotions on a regular basis and develops a fee for programs by determining the specific requirements and building a line item budget incorporating the desired elements. Simulating a cost plus arrangement, the client always sees the line item budget, including the Company's agency fee and staffing charges. The normal profit margin range is consistently within a 25% -35% range, and averages approximately 30% - the blended rate for the last two years has been approximately 31%. When US Concepts developed the Events component of the SAA Program it built it derived the fee for that component in the same way it constructs fees for other programs, and the result was what the Company believed was the fair value of the Events program that was going to be executed as part of the SAA Program. The amount included in the overall SAA Program budget for the Events was based on the fair value of what US Concepts would need to execute the Events component of the SAA Program.

         In accounting for this program, CA referred to the existing literature and discussed it with its auditing firm. In particular it referred to Miller GAAP guide, EITF 00-21 and the SEC speech of December 11, by Douglas Alkema.

         In his speech, Mr. Alkema discussed the proportional performance model, and indicated, "In determining whether delivery has occurred, registrants should pay careful attention to the terms of the arrangement, specifically the rights and obligations of the service provider and the customer. Provided all other revenue recognition criteria have been met, the revenue recognition method selected should reflect the pattern in which the obligations to the customer are fulfilled."

         In analyzing this program for revenue recognition utilizing the Miller GAAP guide, the Company referred to Para 6.13 of the Miller GAAP guide (with reference to a contract that has "one service and multiple acts"). To illustrate this, Phase 1, Phases 2 and 3 are all part of one promotion - the creation, sell in and actual execution of a promotional program. The three phases result in the integrated promotion that was marketed to the clients and as such the Company treated this as one service with multiple acts. The Company did not believe this was a multi-deliverable contract, as addressed in EITF 00-21. Miller GAAP guide Para 6.13 provides that

         "if a service transaction involves a specialized number of defined acts that are not identical or similar, revenue should be allocated based upon the relative value of each of the acts. In substance, this type of situation is treated like a multiple element arrangement, with revenue being allocated to the different elements based on their relative fair value. In substance, this type of arrangement is treated like a multiple-element arrangement (see Chapter 4, "Multiple-Element Arrangements"). If there is insufficient evidence of the fair values of each of the individual acts, revenue should be recognized on a systematic and rational basis over the estimated period during which the acts will performed."

         The Company's objective was to allocate revenue properly to each of the "acts." The Company utilized the contractual value of Phase 1 to recognize revenue when such milestone was met and the amount recorded was corroborated when utilizing the residual method (coupled with related guidelines regarding recording only non-contingent revenue) as described in EITF 00-21. It did this by determining the fair value of the Events component of the SAA Program as it would be marketed to third parties - utilizing a line item budget and applying, as it does with all clients, staffing\agency fees (i.e. profit margin), as well as the fair value of all other "acts" within the Promotion. It determined the fair value of the other acts in the SAA Program by applying what is a typical mark-up in the Promotions business, based on its experience. Promotions project fee work is often (not always) quoted based on a mark up to budgets presented to clients. This is different than other industries where a fixed dollar amount is presented to clients without the back up of what drives those amounts. The Company believed that this resulted in a "systematic and rational basis" for determining the revenue attributable to the different acts, most notably the Phase 1 fee. Thereafter, the bulk of the remaining revenue was deferred to Phase 3 of the SAA Program. The substance of this methodology results in allocating the contract consideration among the acts and meeting the objective of the

Proportional Performance model. The Company recorded $905,000 of revenue relating to this contract in fiscal 2006 as well as $64,000 in direct expenses, resulting in a net pre-tax contribution of $841,000. Approximately $700,000 represents Phase 1 revenue allocation, and the balance relates to smaller acts that occurred prior to the execution of the Events. This is detailed by quarter in Exhibit C-3. If the Company's determination of fair value and the resulting allocation of the SAA Program Revenue were incorrect, it would result in the deferral of the amounts recorded in Fiscal 2006 to Fiscal 2007.

         The Company believed that the fair value of the Events component of the SAA Program was, from its experience, what it would charge to other parties if it was asked to come up with such a program. It was determined by looking at the available funds generated from partner participant contracts and the amount and kind of events that it would need to execute. The partner participant contracts were clear that the Phase 1 fee was not going to be used by the Company to fund the promotional program. However, it should be noted that the Company does not have an exact replica of this program to compare the overall metrics, and the closest thing that the Company would be able to compare to is the gross margin built into this SAA Program for the Events act versus other events promotional programs that it executes. US Concepts has a long term and well known expertise in building and executing event marketing programs. The original gross margin budget for the Events component of the SAA Program was 35% which was within US Concepts' normal margin earned on its programs (although to the higher end of the "normal" range).

         The Company believes that Question 16.2 in KPMG's "Accounting for Revenue Arrangements with Multiple Deliverables an analysis of EITF Issue No 00-21" is also relevant. Question 16.2 deals with a similar issue with regard to price ranges that companies may charge for services. The question raised was:

         "What parameters should an entity follow when using separate selling prices of a deliverable to establish VSOE of fair value if there is some variability in the separate transaction prices?"

The answer was in part:

         "Because the element is sold at varying amounts, there is no specific amount that represents vendor - specific objective evidence. One acceptable interpretation would be for a vendor to determine a reasonable range of prices that would represent vendor specific objective evidence for an element to meet the essence of the requirement of VSOE. For example, we believe that a range of prices that encompass at least 80 percent of the separate sales of an element, and for which the lowest and highest price in the range do not vary more than 15% from the median price (not average price) in the range, would be a reasonable range of prices that represent vendor-specific objective evidence of fair value for an element."

         As noted above, the price charged by US Concepts and other agencies for promotion work is often computed utilizing a range of mark-ups and profit margins. While this is technically different than a specific price range as included in KPMG's discussion below, the discussion is relevant and analogous to the situation in determining the fair value of the Events component of the SAA Program. In the same way that other companies utilize price ranges for their services, US Concepts applies a normal profit margin range in determining prices for the programs it executes.

         Basis for Company's determination that its prior financial statements should no longer be relied upon. Following their engagement, Grant Thornton advised the Company that conclusions in the Original SAA Memo were incorrect, and accounting literature cited therein not applicable to the SAA Program. Grant Thornton cited primarily SAB 101 Frequently Asked Questions, which indicates a company's normal profit margin does not provide evidence of fair value. Grant Thornton also indicated that the SAA Program was governed in its entirety by EITF 00-21. Accordingly, such literature would preclude the use of a normal profit margin by the Company in determining the fair value of the Events component of the SAA Program. Following additional analysis, and with substantial input from Grant Thornton, the Company modified the Original Steps Across Memo, citing literature referred to the Company by Grant Thornton, and reaching a different conclusion as to the proper method for accounting for the SAA Program. As the Events component of the SAA was executed near the end of the SAA Program, if this program is governed by EITF 00-21 and much more significantly, one would not be able to utilize a "normal profit margin" in determining the fair value of any of the elements and particularly the "undelivered element," all revenues would need to be deferred to after the delivery of such element. As previously noted, this would result in all revenues relating to the SAA Program being deferred to Phase 3 which occurred in the first quarter ended June 30, 2006 and second quarter ended September 30, 2006, of the Fiscal 2007 year.

         The revised Company memo is attached as Exhibit C-4 (the "Revised SAA Memo"). The Revised SAA Memo was provided by the Company to BDO, but BDO has continued to assert that the Original SAA Memo is correct. BDO's assertion was based on the aforementioned information previously provided it, recent additional discussions that it had on this issue with Company personnel, including sales personnel, as well as the provisions of SAB 104. In addition BDO recently requested and received additional memos from the Company providing insight on how the SAA Program was priced.

         BDO cited again SAB 104 in that it provides that revenue should not be recognized until it is realized or realizable and earned. Revenue is generally realized or realizable and earned when the following criteria are met:

     o   Persuasive evidence of an arrangement exists
     o   Delivery has occurred or services have been rendered
     o   The seller's price to the buyer is fixed or determinable, and
     o   Collectibility is reasonably assured

         Subsequent to our submission to BDO of the Revised SAA Memo, BDO communicated to the Company that it further discussed the accounting for the SAA Program with senior partners within their firm, including their national office and continued to be of the belief that the Company had accounted for the SAA Program correctly.

         Attached as Exhibit C-3 are spreadsheets setting forth the amounts involved in the SAA Program, and demonstrating the impact the different methods of accounting (as set forth in the Original SAA Memo and Revised SAA Memo) have on the Company's assets, liabilities, revenues and pre-tax income (loss) for the affected periods, including each of the quarters of the Company's fiscal year ended March 31, 2006, and on a cumulative basis, and for the subsequent quarters of the Company's fiscal year ending March 31, 2007.

         Sales/Use Taxes. Historically, Company management (including the Company's prior Chief Financial Officer) has taken the position that as a marketing company, the Company and its subsidiaries was exempt from sales and use taxes ("sales taxes") pursuant to State exemptions typically afforded to advertising/promotion companies. However, following an audit for the period December 1, 1998 through November 30, 2004, New York State taxing officials assessed a subsidiary of the Company with a tax obligation of $145,460.67 plus interest of $52,446.50 (total of $197,907.17). The state's assessment was dated November 15, 2005 and acknowledged on February 24, 2006 by a lower-level employee employed by the Company as an office manager at that time. Such employee had not been authorized to sign the tax assessment and did not communicate the tax assessment to senior management. The Company's current Chief Financial Officer and other accounting personnel were only made aware of the assessment in July 2006. After analysis and discussion with BDO, management determined that the assessment was not material to any of the respective periods under audit (December 1, 1998 through November 30, 2004), the period in which the assessment was dated, or the period in which the assessment was acknowledged, without authorization, by an employee of the Company. Therefore, the total assessment of $198,000 was charged in the Company's first fiscal quarter of fiscal 2007.

         Thereafter, based on the advice of BDO, the Company applied a similar methodology to that applied by the State of New York in connection with its audit, and management estimated its liability to the State of New York for the period December 1, 2004 to June 30, 2006 (which was not covered by the New York State audit) and recorded an additional $100,000 accrual in the period ended June 30, 2006 for sales tax obligations due for the period December 1, 2004 to June 30, 2006.

         Following the closing of its books for the quarter ended June 30, 2006, and in order to obtain a better understanding of sales\use taxes, the Company consulted with tax personnel at several accounting firms, including Grant Thornton, JH Cohn, BDO, and Anchin, Block & Anchin. Based on information gathered, the Company performed additional analysis with respect to its potential obligation for sales taxes to New York State as well as taxing authorities in other jurisdictions where the Company operates, and estimated its net liability for additional sales taxes for the period June 1, 2005 to September 30, 2006 of $270,000 and $82,000 for the period January 1, 2004 through May 31, 2005.

         A summary of the Company's total estimated liabilities for sales taxes as of September 30, 2006 is as follows:

         ------------------------------------------------------------------- -----------------------------

                                   Period covered                                Estimated liability
         ------------------------------------------------------------------- -----------------------------
         NYS audit (12/98 - 11/04) - including interest of $52,446                     $197,907
         ------------------------------------------------------------------- -----------------------------
         10/1/03-11/30/04 (states other than NY)                                       $ 96,245
         ------------------------------------------------------------------- -----------------------------
         12/1/04-5/31/05  (all  states  based  on  results  from  in  depth            $ 81,520
         analysis for 6/1/05-9/30/06 )
         ------------------------------------------------------------------- -----------------------------
         6/1/05-9/30/06  (all states  based on in depth  analysis) - net of            $269,762
         Client reimbursement of $58,105
         ------------------------------------------------------------------- -----------------------------
         Interest                                                                      $ 48,893
         ------------------------------------------------------------------- -----------------------------

         ------------------------------------------------------------------- -----------------------------
            Total                                                                      $694,327
         ------------------------------------------------------------------- -----------------------------

         As a result of the foregoing, the Company was required to determine the relevant periods for which the sales taxes should be recorded. According to Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

         The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

         This definition of materiality was also affirmed by the SEC's Staff Accounting Bulletin No. 99, "Materiality". According to SAB No. 99, in the context of a misstatement of a financial statement item, financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality. In addition, recently issued SAB No. 108 provides guidance on evaluating the effect of prior year misstatements in quantifying current year misstatements for purposes of materiality assessment. In accordance with SAB No. 108, a roll over analysis quantifies a misstatement based on the amount of error originating in the current year income statement. It would also analyze the prior period misstatement in terms at the respective prior period income statements. The iron curtain approach quantifies a misstatement in the current year's income statement regardless of the year of the originating misstatement. The staff believes that both methods should be used to evaluate misstatements.

BDO and Company Initial Conclusion
----------------------------------

         The Company and BDO agreed that the pre-tax charge of $298,000 in its first quarter ended June 30, 2006 was proper and reflected a change of estimate pursuant to SFAS 154. The Company was recording prospectively, amounts relating to an assessment that was deemed immaterial to any prior quarter and was estimating any additional exposure based on its knowledge of existing sales tax law. This was done based on an actual sales tax audit that was recently completed. It had no other way to estimate any additional sales tax and was advised that using such methodology for the one state that had raised sales tax as an issue was appropriate. At that time the Company had no definitive knowledge as to whether its business was subject to sales tax in other states and determined it would be necessary to further analyze its exposure following the filing of its June 30, 2006 10-Q.

Company Conclusion Following Engagement of Grant Thornton
---------------------------------------------------------

         Following their engagement, the Company reviewed the issue with Grant Thornton and concluded that in accordance with SFAS 154 (which amended APB 20), this issue should be treated as a correction of an error, and due to the materiality (SAB 99) of the amounts, the prior financial statements should be restated to reflect the accrual of sales taxes during those periods. Paragraph 13 of APB No. 20 distinguishes the correction of an error from a change in estimate:

         Reporting a correction of an error in previously issued financial statements concerns factors similar to those relating to reporting an accounting change and is therefore discussed in the Opinion. Errors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared. In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment. Thus, an error is distinguishable from a change in estimate.

         In Grant Thornton's review of this issue, they indicated that due to the foregoing and the materiality of the dollar amounts, the aforementioned sales tax adjustments should be treated as the correction of an error.

         Thereafter, the Company requested that BDO consent to the restatement of the Company's financial statements for the periods March 31, 2006 and possibly March 31, 2005 and re-audit those financial statements to correct this error. However, BDO continued to maintain that those financial statements complied with GAAP and did not require restatement as the tax obligations related to a change in estimate and not the correction of an error. Exhibit D-1 to this letter contains spreadsheets demonstrating the impact the different methods for accounting for these sales taxes have on the Company's assets, liabilities, revenues and pre-tax income (loss) for the affected periods, including each of the quarters of the Company's fiscal year ended March 31, 2006, and on a cumulative basis, and for the subsequent quarters of the Company's fiscal year March 31, 2007.

         4. As noted in Grant Thornton's Exhibit 16.1 letter, GT indicated that they questioned the revenue recognition with certain other contracts that they reviewed and the applicability of EITF 00-21. We believe, but are not certain, that GT is referring to certain contracts executed by US Concepts, as well as certain media contracts, all of which are described below. In contrast to GT's views with respect to the SAA Program, GT did not discuss these contracts with the Company's Audit Committee.

         As noted under the SAA Program description, US Concepts executes events and promotional tours for its clients. The pricing for these events and promotional tours are supported in the contracts by detailed line item budgets, including the Company's administrative and internal staffing fees. These contracts as a whole are different than the SAA Program, described in 3 above, which contained an event promotional tour as an act within a greater program. These contracts solely contain an event promotional tour as the promotional component of the programs.

         From time to time in connection with these programs, pursuant to the underlying contract, US Concepts is required to make significant purchases of physical assets or significantly refurbish existing assets. Such assets are required for the program and are an integral part of the promotion for which the client is contracting for. The Company has in certain situations identified the procurement (or refurbishment) of such assets as a stand-alone milestone within the contract with a separate budget, payment schedule and termination schedule related to the purchase/refurbishment. As indicated above, US Concepts typically provides its fee quotes to clients by indicating the elements to be included in the program and the fixed fee add on charge. The Company does not believe any part of these contracts, including the purchase or refurbishment of assets are separate "deliverables" pursuant to accounting literature, but rather milestones within the promotion. Upon reaching the milestone as provided for in the contract, the Company recognized the contractual value of that milestone. Generally, in this division's promotions and contracts, the Company has had difficulty in identifying milestones within a contract that would enable it to reflect the proportional performance provided to the client at any point in time. However, with respect to six contracts executed during the fiscal years 2005-2007 in which the Company was able to identify and account for milestones related to such hard costs, the Company applied SAB 104 and the proportional performance model so that revenue was recognized as such milestones were met. Such milestones were specified in the relevant contracts (in the payment schedule, budget, and termination clauses). The Company believes that it has accounted for such contracts properly under SAB 104 and the proportional performance model and is reviewing such accounting with its current auditors,

Lazar Levine & Felix LLP ("Lazar"). Had the Company recorded revenues for such contracts pursuant to EITF 00-21 as preliminarily suggested by GT, as opposed to the aforementioned literature, it would result in a negative adjustments to pre-tax income of approximately $280,000-$446,000 in Fiscal 2005 and a positive adjustment of approximately $74,000-$240,000, and $206,000, for Fiscal 2006, and Fiscal 2007, respectively.

         In addition to the contracts described above, the Company had various media related contracts under which it developed client specific programs and in conjunction therewith purchased radio advertising spots. The Company recognized revenue under such contracts under EITF 00-21. However, GT has preliminarily questioned the Company's allocation of fair value to the different deliverables under certain of these contracts. Specifically, it recorded approximately $192,000 and $50,000 of pre-tax income in its fourth quarter ended March 31, 2005 and 2006, respectively, for various contracts that if incorrect would be deferred and recognized in future quarters. The Company believes that it has accounted for these contracts properly but is reviewing such contracts and its accounting therefor with Lazar.

         The Company believes that (i) the contracts described above in this response 4 are dissimilar from that referred to in response 3 in connection with the SAA Program, and (ii) in contrast to the SAA Program (as well as the Company's accounting for sales/use taxes), GT has not conclusively communicated its opinion to the Company with respect to its accounting for the contracts referred to in the response 3. Notwithstanding the foregoing, as indicated above, the Company is currently reviewing its accounting for these contracts with Lazar.

         5. The GT Letter attached as Exhibit A-2 to this letter details the material weaknesses in internal controls cited by Grant Thornton, as well as areas of "significant deficiencies". Grant Thornton noted these deficiencies shortly following their engagement on September 27, 2006. All of Grant Thornton's findings (to the extent accurate) relate to practices that had been in place prior to their engagement. Set forth below is information responsive to the Commission's comment 5 with respect to each such weakness cited. The Company accepts some of Grant Thornton's findings and although not requested, the Company has also provided information with respect to each deficiency cited by
GT:

Material Weaknesses
-------------------

         Lack of Effective Controls With Respect to Sales and Use Taxes. The relevant amounts and periods implicated by this weakness are set forth above in the Company's response to 3 above. To remedy this weakness, the Company has and is retaining third-party consultants with expertise in State and local sales and use taxes to further assist the Company in understanding and properly paying these obligations and recording these obligations on its financial statements.

         Lack of Effective Controls With Respect to Revenue Recognition. The Company respectfully submits, contrary to Grant Thornton's assertions that the Company had and continues to have effective internal controls with respect to its accounting for revenue recognition. The Company spends a significant amount of resources focused on the recognition of revenue on its contracts. It reviews each material contract, and when necessary, after determining a preliminary position, discusses it with its outside auditors for further guidance. The Company spent significant amounts of time with senior partners of BDO reviewing its revenue recognition policies and procedures with respect to the different types of services it provides. With respect to the SAA Program, while the Company acknowledges that its initial accounting treatment may have been incorrect, the Company came to its initial conclusions following a full review of the relevant accounting literature in conjunction with its then auditors, a nationally recognized auditing firm. Of great import in this regard is BDO's continued assertion that, in fact, the Company has properly reflected and recorded revenue in the appropriate periods. Information with respect to the relevant amounts and periods implicated by this putative weakness are set forth above in the Company's response to 3 above.

         GT referenced in its Material Weakness Letter, the company's usage of guidance prescribed under AICPA Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, to service contracts that are not within the scope of the SOP. As explained to GT and as discussed thoroughly with BDO, the Company utilizes this literature for one division to simulate the "Proportional Performance" model prescribed under SAB 104. This was thoroughly reviewed with technical partners at BDO. However, the Company is continuing to review and assess GT's comments in this regard.

         The Company continues to be very sensitive on revenue recognition issues and the need to carefully review contracts and account for the associated revenues correctly. The Company will continue to focus on this area and use its best efforts to allocate sufficient resources to ensure compliance with GAAP.

Significant Deficiencies
------------------------

         Staffing Concerns. The Company acknowledges the need for additional accounting personnel and is constantly engaged in seeking employees for its finance department. Currently the Company employs approximately 15 people in its finance and accounting departments as compared to approximately 11 about a year ago. The Company is currently recruiting for three new hires.

         Review of Financial and tax reconciliations. While not all financial and tax reconciliations contain evidence of review and approval, all material balance sheet accounts are reviewed by senior financial management on at least a quarterly basis. Any unexpected variances in accounts or against the Company's detailed financial models are further analyzed. The Company is in the process of implementing a policy that requires all month end financial schedules, at a minimum, to be signed off by preparers and where appropriate by supervisory staff.

         Income Taxes. The Company's agrees that on a quarterly basis it has used a 40% estimated effective rate for the preparation of its interim financial statements. However, management's reliance on a 40% estimated effective tax rate for the preparation on interim financial statements is supported by the Company's historical income tax obligations and accruals. In addition, usage of the 40% effective tax rate was based on consultation with the Company's former auditors, BDO, and reflects BDO's intimate understanding of the Company's tax structure (BDO prepared the tax returns of the Company for several years). Notwithstanding this, as a result of Grant Thornton's comments, the Company will in the future perform a tax accrual for each interim quarter and will not rely on a standard effective rate. With regard to the Company's oversight of the balance sheet accounts, we respectfully disagree with Grand Thornton's assertion, in this regard. The Company closely monitors the deferred tax asset that is on its books and has provided when requested, supporting memos to support such valuation. In its financial reviews with the Board of Directors and internally, this asset is closely monitored and reviewed.

         Use of Excel Spreadsheets. The Company's revenue recognition is at times complex. Its current systems necessitate the use of financial models and spreadsheets utilizing Excel. Without such usage and the related analysis required therein, the Company would likely not record its revenue correctly. However, the Company does believe there is an opportunity to further automate its revenue recognition process to complement the usage of Excel worksheets and where possible, reduce the reliance of them. The Company has begun an assessment how to improve its processes in this area.

         Journal Entries. The Company agrees with GT's comments that its current process to monitor and control journal entries is decentralized and lacks proper controls to validate the adjustments. In light of GT's comments on journal entries and controls, the Company is in the process of implementing a process of having journal entries monitored and reviewed by Finance team staff members.

         IT Controls. As a general matter, the Company disagrees with Grant Thornton's assertion that the Company does not maintain effective controls by information technology personnel to information technology programs and systems. Access to such programs is restricted to key trusted members of the technology team, which in some cases must include managers in a backup role due to the small size of the information technology team. The Company effectively reviews and monitors systems, and as a result no business downtime has been experienced over the fiscal year. The Company agrees that such monitoring should be more systematic and formalized. The Company is in the process of adding signoffs and reports that illustrate frequency and accountability for the monitoring. The Company agrees that the CFO and some Controllers maintain administrator access to the general ledger application. However, in light of the relatively small size of its Finance team and the dependence on senior members of the team with regard to the general ledger, the Company intends to review its current processes and systems to determine what access limitations can be implemented with its current systems.

         Documentation of Revenue Recognition Policies. The Company has approximately five basic types of service arrangements, of which three are supported by documented revenue recognition policies that have been reviewed and approved by the Company's prior auditors. The Company will begin the process of formally documenting the policies for the remaining service arrangements which it currently adheres to. All material revenue recognition policies (including the undocumented policies) were reviewed with the Company's prior auditors, BDO.

         6. Attached as Exhibit 6 is the schedule of adjustments proposed by our former auditors BDO for our fiscal year ended March 31, 2006. This schedule was prepared by BDO and submitted to the Company and represents those adjustments that were not booked, and passed on by the Company and BDO as immaterial. The schedule shows the impact on the balance sheet as well as pre-tax and net income and is summarized accordingly. There were no audit adjustments at the end of that audit that BDO presented to management which necessitated an additional entry.

                  The Company hereby acknowledges:

         o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Company filings; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         Should you require additional information, please contact the undersigned at 212-366-3402.


Very truly yours,


CoActive Marketing Group, Inc.


By: /s/ ERWIN I. MEVORAH
    ----------------------------------
    Erwin I. Mevorah
    Chief Financial Officer

cc: Members of the Audit Committee of CoActive Marketing Group, Inc. (via email)
    Ms. Nazeleen Sataur, Lazar Levine & Felix LLP (via email)

                                  Exhibit A-1


                         CoActive Marketing Group, Inc.
                               Discussion Outline
            Conference Call with Audit Committee - November 16, 2006
         Update: Review Procedures for Quarter Ended September 30, 2006
================================================================================

o California Sales Tax Matter

         o Company has not filed California Sales Tax Returns for the first three quarters in the calendar year ending December 31, 2006 (all of which are due)

         o        Correspondence has been received from State of California

         o Company has collected sales tax from a customer but has not remitted as Company is questioning the amount actually due to California

         o Company has recorded a liability of $160,000 at September 30, 2006 ($50,000 was unpaid by the customer at September 30, 2006 and $16,000 if unpaid currently)

         o Tax collected is deemed by the states as being held in trust for the state - failure to remit is a serious matter and Company may be subject to penalties and interest

o Internal Control Deficiencies and Material Weakness Letter

         o Draft letter provided to management - Grant Thornton has concluded that there are significant internal control deficiencies that, in the aggregate, result in a material weakness

         o Internal control matters noted include resource constraints in the accounting function (reactive rather than proactive), poor controls in the area of taxation, including but not limited to sales tax, information technology access matters, journal entry control and overuse of Excel spreadsheets, controls over revenue recognition (including application of percentage of completion method accounting and accounting for multiple element arrangements.

         o Management is required to establish, maintain and regularly evaluate the effectiveness of internal controls. In addition, when evaluation is performed, it does not matter if misstatements are intentional or unintentional.

         o        Requirement for Item 4 disclosure

o Overall Sales Tax Accrual

         o Company has finalized its estimated liability for sales tax for prior periods

         o Accrual covers the 3 year prior period and includes an estimate for interest but not penalties

         o Based on accounting literature, this is deemed to be a correction of an error and must be treated for accounting purposes as a restatement.

         o Since this misstatement was not identified in prior years, and correcting this misstatement would materially misstate the current year's income statement, the SEC staff indicates that the prior year financial statements should be adjusted

o Revenue Recognition and Steps Across America Contract

         o        Multiple element arrangement (EITF 00-21)

         o Factors to consider when determining if reliable and objective evidence of an undelivered item exists

                  o        Evidence of fair value must exist

                  o        Vendor specific objective evidence is preferable

                  o If VSOE is not available, third party evidence of fair value may be acceptable

         o        Inappropriate measures of fair value

                  o        Contractually stated prices

                  o Vendor's cost, including measures based on time or effort involved in delivery

                  o        Cost plus a "normal" profit margin

         o        SEC demanding evidence on choice

         o Conclusion - Company has not established fair value for all of the undelivered elements in this arrangement; therefore, account for this as one arrangement and recognize revenue over the event occurrences

                                   Exhibit A-2

                                                   Grant Thornton [LOGO OMITTED]
Accountants and Business Advisors

         Audit Committee of the Board of Directors and Management
            CoActive Marketing Group, Inc.

         In planning and performing a review of the September 30, 2006 interim financial statements of CoActive Marketing Group, Inc. ('the Company"), we considered the Company's internal control over financial reporting in order to determine our review procedures for the purpose of providing a basis for communicating whether we are aware of any material modifications that should be made to the interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and not to provide assurance on internal control. Accordingly, our consideration of internal control would not necessarily disclose all deficiencies in internal control over financial reporting that might be significant deficiencies or material weaknesses. However, as discussed below, we noted certain deficiencies involving internal control that we consider to be significant deficiencies and material weaknesses under the standards of the Public Company Accounting Oversight Board (United States).

         A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with US GAAP such that there is more than a remote likelihood that a misstatement of the entity's annual or interim financial statements that is more than inconsequential will not be prevented or detected.

         A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We believe that the following significant deficiencies constitute material weaknesses under the standards of the Public Company Accounting Oversight Board (United States).

         o The Company did not maintain effective controls, including monitoring, over the accounting for its sales and use taxes. Specifically, the Company did not have a complement of operations and accounting personnel aware of the sales and use tax rules in various jurisdictions which resulted in misstating accrued sales and use taxes. This control deficiency resulted in a misstatement in the aforementioned account that resulted in a material misstatement to the annual and interim consolidated financial statements that was not prevented or detected.

         o The Company did not have appropriate internal controls related to the recognition of revenue, including sufficient resources in the accounting department to address the complicated accounting issues surrounding revenue recognition on certain of its arrangements (contracts). The Company's controls were not adequate to capture and analyze the terms and conditions of all arrangements to ensure that the arrangement was accounted for under the appropriate accounting literature, which can affect the timing and amount of revenue to be recognized. Certain of the Company's revenue arrangements have been


399 Thornall Street
Edison, NJ 08837
T 732.516.5500
F 732.516.5502
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

                                                   Grant Thornton [LOGO OMITTED]

                  accounted for in accordance with the Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21"), and the provisions of such Issue were not always appropriately applied. Additionally, the Company has applied the provisions of AICPA Statement of Position (SOP) 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"), to service contracts that are not within the scope of the SOP. These weaknesses resulted in material adjustments to the Company's interim consolidated financial statements for the first and second quarters of fiscal 2007 and material adjustments to the Company's fiscal 2006 consolidated financial statements. This control deficiency resulted in a misstatement in the aforementioned account that resulted in a material misstatement to the annual and interim consolidated financial statements that was not prevented or detected.

Additionally, we believe that the following significant deficiencies that we have identified to date, in the aggregate, constitute material weaknesses under the standards of the Public Company Accounting Oversight Board (United States).

         o During the interim review, we noted serious resource constraints in the Company's accounting department. The Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of US GAAP commensurate with the Company's financial reporting requirements to support the size, complexity and operating activities of the Company. The Company's financial and accounting organization are not currently adequate to support its financial accounting and reporting needs.

                  As a public registrant, the Company is subject to the rules and regulation of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States). The financial statements and the interim financial information are the responsibility of management. Management is responsible for the data and information set forth therein, as well as for the evaluation of the capability and integrity of the Company's personnel. Management is also responsible for fairly presenting the financial statements (and interim financial information) in conformity with US GAAP, which includes adopting sound accounting practices and complying with changes in accounting principles and related guidance.

         o During the interim review, we were provided with certain financial and tax reconciliations and schedules which lacked the appropriate evidence of review and approval. This control deficiency could result in a material misstatement of the Company's interim or annual financial statements that would not be prevented or detected.

         o The Company did not maintain effective controls over the accounting for income taxes, including income taxes payable, deferred income tax assets and liabilities and the related income tax provision, with respect to interim period tax allocations. With respect to the first quarter, the Company utilized a 40% effective rate to calculate its income tax provision without preparing the supporting working papers. With respect to the second quarter, the Company engaged an outside tax person to assist with the preparation of the interim accruals, but only after it was recommended by the outside auditors. Additionally, there was

                                                   Grant Thornton [LOGO OMITTED]


                  a lack of oversight and review over the income taxes payable, deferred income tax assets and liabilities and the related income tax provision accounts by accounting personnel with appropriate expertise in income tax accounting.

         o There is an overuse of Excel spreadsheets by the Company, in key areas, including as support for revenue recognition on certain key contracts. There is a core problem with using spreadsheets, especially if used for operational processes and reporting: the inherent lack of controls resulting from the "ease of use" and availability significantly increase the risk of a material misstatement on financial reporting. A recent study by Professor Raymond R. Parko at the University of Hawaii found that of 54 spreadsheets audited, 91% of them had errors. Further:

                  o Spreadsheets with more than 200 lines have almost 100% probability of error

                  o Easy access to spreadsheet applications allows increased risk and errors.

                  The key to reducing these errors and managing risk are to understand how the Company uses spreadsheets and the complexity of these spreadsheets.

         o The Company's current process to monitor and control journal entries is decentralized and lacks proper controls to validate the adjustments. Currently, controllers and senior accountants can authorize and post adjusting journal entries; however, no review or check is required to verify the accuracy and validity of the journal entry before it is posted or to ensure the supporting documentation exists and is complete.

         o The Company did not maintain effective controls over access by information technology personnel to information technology programs and systems. In addition, accounting personnel (including the Chief Financial Officer and Controllers) inappropriately maintained administrator privileges to the Company's general ledger application. The Company did not have adequate policies and procedures to control security and access, there were inadequate controls restricting access to such programs and systems by information technology and accounting personnel and there was a lack of periodic, independent review and monitoring of such access.

         o The Company has not appropriately documented its accounting policies related to revenue recognition. While certain memoranda have been prepared to address certain specific arrangements or types of arrangements in many cases such memoranda refer to inappropriate literature sources or no longer adequately describe the Company's accounting procedures and policies. Furthermore, a number of the Company's revenue streams (and therefore the arrangements included therein) are not supported by any comprehensive documentation of the revenue methodology for such arrangements.

We recommend that the Company consider the following actions:

o Consider hiring a Director of Taxation, to upgrade the tax expertise and to ensure that future tax positions and calculations are complete and accurate.

o With respect to revenue recognition, the Company should consider whether they have appropriate technical resources in the accounting department and consider whether there is

                                                   Grant Thornton [LOGO OMITTED]

         adequate and timely communication between the sales and the accounting staff. In addition, the Company should implement a procedure that would require a review of each significant sale transaction for compliance with the applicable authoritative accounting standard including, but not limited to EITF 00-21, AICPA Statement of Position No. 97-2, Software Revenue Recognition, SOP 81-1, etc. The initial revenue recognition determination should be made, and then reviewed by a member of the accounting/ finance department at a director or higher level. In addition, the Chief Financial Officer should review both randomly selected contracts, as well as those related to large and/or complex transactions. All of the revenue recognition conclusions should be made based on appropriate accounting literature and documented in the Company's files. The Company should also consider engaging an outside consultant to assist the Company in performing additional review procedures for revenue transactions. The scope of the consultant's review should be designed to ensure a comprehensive review of all large transactions, as well as certain types of transactions that have previously resulted in adjustments to the timing of revenue recognition. The outside consultant's scope could also include reviewing a sample of contracts from the general population for proper revenue recognition.

o Conduct an assessment of the accounting organization in order to develop detailed plans to improve it, including the addition of experienced accounting personnel to provide additional oversight and supervision within the Finance organization.

o Consider hiring additional personnel and/or engage service providers on a temporary basis to address shortfalls in staffing and assist the Company with accounting and finance.

o Initiate programs providing ongoing training and professional education and development plans for the accounting organization and improve internal communications procedures throughout the Company.

o Consider segregating the duties of administrator responsibilities to individuals who are not the end users of the application. While each department should be responsible for determining which access rights each employee should be granted, the process of administering access to the Company's information systems should be outside of the end user departments. Further, administrative access to the systems should not be granted to information technology management since their responsibility is to oversee the administration of user access.

o Consider upgrading the current system to perform the processes currently performed using the Excel system or adding additional alternative software programs such as report writers and other add-ons that are more reliable than Excel.

o With respect to journal entry control, we recommend the Company implement the following controls:

         o A junior person in the accounting department should be responsible for assembling documentation and posting journal entries.

         o The Divisional Controllers and/or Vice President of Finance should ensure that each journal entry has a full explanation and attaches all supporting documentation before being posted. Where appropriate, based on the value of the entry, the Company should consider establishing thresholds for review such

                                                   Grant Thornton [LOGO OMITTED]

                  that significant entries are approved by the regional controller or department head.

         o Upon reviewing and approving a journal entry, the accounting department supervisor should initial the journal voucher documentation and maintain a centralized listing of all journal entry support.

         o The accounting personnel who post the journal entry should be independent of those who prepare the entries.

o With respect to revenue recognition policies and procedures the Company should begin a process to review the revenue recognition streams and types that exist within its business lines and ensure that its revenue recognition process is appropriately documented in the Company's files with the appropriate references to accounting literature.

This report is intended solely for the information and use of the audit committee, board of directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.



/s/ Grant Thornton LLP
Edison, New Jersey
November 28, 2006

Exhibit C-1 - Company\BDO's - Original Position

SEC Comment Letter Dated 1/19/07
Comment #3

CoActive - Revenue Recognition - Steps Across America ("SAA") Program
---------------------------------------------------------------------

Attached is the original CA write up on the Steps Across contract and the related excel document (the latter updated in 11/06 with more specific info - but arriving at the same result).

The contract provided for three phases. Phase 1 was built in a way that would compensate the Company for the value for developing the program, the sell in to Wal-Mart and to tie - in partners (all collectively Phase 1). This revenue would only be earned if a milestone of certain amount of partners was achieved. The contracts (copy of template attached - Exhibit 2.1) with the tie in partners contained language that clearly provided that the Phase 1 deliverable was only recognized upon such milestones and not contingent on any other items. The balance (excluding Phase 1 fees) of the proceeds were to be used to plan and produce (Phase 2) as well as execute the program (Phase 3), as described in the tie- in partner contracts.

The execution portion of the promotion consisted of a walk across the country in which a single Sportline pedometer will be carried by individuals pre-selected by CoActive and includes national and local PR efforts, and certain wellness celebration events, of which approximately 150 will be at Wal-Mart stores, approximately 150 will be at local community venues and four will be PR driven events in NY, Washington DC, Arizona, and California. These events were to be executed by US Concepts ("USC, a wholly owned CoActive subsidiary). There was also approximately 2000 in-store wellness demo events planned at Wal-Mart stores on or about April 29, 2006 and May 6, 2006. The in-store events were covered by the tie-in partner contracts and were the responsibility of CoActive, but the actual execution was performed by a third party vendor as contracted by CoActive.

The basis of allocating the revenues amongst the parts of this contract was to reflect the value that the client was receiving at different points in time. One of the significant assumptions in determining such value was done on the belief that isolating the US Concepts Events promotion as a separate act was in accordance with existing accounting literature. USC does promotions on a regular basis and does the programs by determining the specific requirements and building a line item budget that is almost always presented to the client. The client always sees the line item budget, including the Company's agency fee and staffing charges. The normal profit margin range is consistently within a 25% -35% range and averages approximately 30% - the blended rate for the last two years has been approximately 31%. When USC developed the contract and the related budget for this program it built it in a way typical of how it builds all its budgets and the result was what the Company believe was the fair value of the events program that was going to be executed. The amount included in the budget and the amounts chargeable to clients was based on the fair value of what USC would need to execute the events program and other parts of Phase 2 and 3.

In accounting for this program, CA referred to the existing literature and discussed it with its auditing firm. In particular it referred to Miller GAAP guide, EITF 00-21 and the SEC speech of 12/03 by Douglas Alkema.

In the speed of Mr. Alkema, where he discussed the proportional performance model, he indicated "In determining whether delivery has occurred, registrants should pay careful attention to the terms of the arrangement, specifically the rights and obligations of the service provider and the customer. Provided all other revenue recognition criteria have been met, the revenue recognition method selected should reflect the pattern in which the obligations to the customer are fulfilled."

In analyzing this program for revenue recognition utilizing the Miller GAAP guide - the Company referred to Para 6.13 of the Miller GAAP guide (with reference to a contract that has "one service and multiple acts"). To illustrate this Phase 1, Phases 2 and 3 are all part of one promotion - the creation, sell in and the actual execution. Phase 1 can be done either by CA or others and Phase 2 and Phase 3 are dependent on Phase 1. The three phases result in the integrated promotion that was marketed to the clients and as such the Company treated this as one service with multiple acts. The Company does not believe this is a multi-deliverable contract. Miller GAAP guide Para 6.13 provides that "if a service transaction involves a specialized number of defined acts that are not identical or similar, revenue should be allocated based upon the relative value of each of the acts. In substance this type of situation is treated like a multiple element arrangement, with revenue being allocated to the different elements based on their relative fair value. In substance, this type of arrangement is treated like a multiple-element arrangement (see Chapter 4, "Multiple-Element Arrangements). If there is insufficient evidence of the fair values of each of the individual acts, revenue should be recognized on a systematic and rational basis over the estimated period during which the acts will performed."

The Company's objective was to allocate revenue properly to each of the "acts." The Company utilized the residual method in determining the fair value of the Phase 1 fee and recognized revenue accordingly. It did this by determining the Fair Value of the Events program as it would be marketed to third parties - utilizing a line item budget and applying, as it does with all clients' staffing\agency fees, as well as the Fair Value of all other "acts" within the Promotion. It also determined the fair value of the other acts by applying what is a typical mark-up in the Promotions business. Promotions work is often (not always) quoted based a mark up to budgets presented to clients. This is different than other industries where the a fixed dollar amount is presented to clients without the back up of what drives those amounts. It believed that this resulted in a "systematic and rational basis" for determining the revenue attributable to the different acts, most notably the Phase 1 fee. The substance of this methodology results in allocating the contract consideration amongst the acts and meeting the objective of the Proportional Performance model.

The Company believed that the fair value of the Events program was from its experience, what it would charge to other parties if it was asked to come up with such a budget. It was determined by looking at the available funds and the amount and kind of events that it would need to execute. However, it has does not have an exact replica of this program to compare the overall metrics and the closest thing that the company would be able to compare to is the gross margin built into this events program versus its others, as well as its long term expertise in building and executing experiential event marketing programs. The gross margin budget for this job was 35% which was on a little on the high side
- but to help substantiate the amount attributable to Phase 1 on a macro basis, reducing the margin to zero would only allocate more to Phase 1, but Phase 1 because of contract provisions was limited to a certain amount in any event - the contract value (which was what was recorded as revenue). Conversely, based on its historical norms and that 35% while in the average range, is on the high side and it would be reasonable to say that a margin much higher could not be charged. The Company would have had to been able to achieve a gross margin of about 40% for the Events promotion, before the residual value computation would result in an amount lower than that recorded for Phase 1. Such a margin, is not regularly achieved in the normal course of USC's business.

In reference to such analysis - Question 16.2 in KPMG's "Accounting for Revenue Arrangements with Multiple Deliverables an analysis of EITF Issue No 00-21" is referred to. While not the exact situation as the one covered in this memo, a relevant question was raised. The question raised was:

         "What parameters should an entity follow when using separate selling prices of a deliverable to establish VSOE of fair value if there is some variability in the separate transaction prices?"

The answer was in part:

         "Because the element is sold at varying amounts, there is no specific amount that represents vendor - specific objective evidence. One acceptable interpretation would be for a vendor to determine a reasonable range of prices that would represent vendor specific objective evidence for an element to meet the essence of the requirement of VSOE. For example, we believe that a range of prices that encompass at least 80 percent of the separate sales of an element, and for which the lowest and highest price in the range do not vary more than 15% from the median price (not average price) in the range, would be a reasonable range of prices that represent vendor-specific objective evidence of fair value for an element."


BDO and Initial Company Conclusion
----------------------------------

SAB 104 provides that revenue should not be recognized until it is realized or realizable and earned. Revenue is generally realized or realizable and earned when the following criteria are met:

     o   Persuasive evidence of an arrangement exists
     o   Delivery has occurred or services have been rendered
     o   The seller's price to the buyer is fixed or determinable, and
     o   Collectibility is reasonably assured

Based on all the different literature and that the Company having met the requirements of SAB 104, the Company accounted for this contract under the proportional performance model and recognized revenue upon the completion of Phase 1 of the partner contracts.

Company Addendum to Reflect why the financial statements affects should no
--------------------------------------------------------------------------
longer be relied upon
---------------------

However, with reference to fair value computations under EITF 00-21, GT has cited "SAB 101 Frequently asked questions that indicates that a company's normal profit margin does not provide evidence of fair value. In addition, it believed that EITF 00-21 applies to this contract and that Proportional Performance model does not apply here to the program in its entirety, but would only apply to the event execution portion of the program once the revenue was allocated between each of the elements and the Company does not have an exact replica of this program for comparison purposes which would prevent an allocation of revenue to the different acts, most notably the Event component of the program - thus resulting in all revenue being deferred to the end of the program and recognized as the individual actual events were executed.

As previously indicated, the Company did not believe that this contract is a multi-deliverable and had applied a systematic and relevant approach to apply the proportional performance model. However, if it is determined, that this contract is in fact a multi-deliverable contract and thus falls under EITF 00-21, or regardless of whether it was a multi-deliverable or not, it would need to allocate revenue to each act consistent with EITF 00-21's Fair Value methodology, one would need to determine if Fair Value of each of the deliverables were met. In such a situation, in determining Fair Value, EITF 00-21 provides guidance which as noted in the preceding paragraph has been expounded on in SAB 101. if it is necessary to interpret the overall available literature with a strict interpretation of SAB 101 in its literal form ("company's normal profit margin) and if the need is for an exact (very close) replica of this program, the Company would not have achieved Fair Value for the Events component of the promotion utilizing a normal profit margin. This is notwithstanding that the Company in delivering Event programs to other customers, consistently provides them with a detailed budget and then negotiates its profit margin. Accordingly, all revenue\expenses of the contract would need to be deferred to the execution of the events.

The Company recorded $905,000 of revenue relating to this contract in its fiscal 2006 as well as 64,000 in expenses, resulting in a net pre-tax contribution of $841,000 that would be deferred to fiscal 2007. Approximately $700,000 relates to the above discussion on the Phase 1 revenue allocation and the balance, relates to smaller acts that occurred prior to the execution of the actual events. This is detailed out, by quarter in Exhibit 3.

As a result of the above, the Company is continuing its assessment of its accounting for this promotional program and applicable accounting literature and has deemed that the prior financial statements should no longer be relied upon.

                              Inmark Services, LLC
                        Revenue Recognition: SAA Contract

(Note this is the original memo that was written on this program)
1/07 note - based on revisiting this contract, the fair value of the above items changed, but such revision (not shown below) did not affect the amount recorded for Phase (Act) 1.

Memo to File
Date: January 23, 2006


In general, the key to determining when service transaction revenue has been earned is determining the pattern of delivery or performance. Performance determines the extent to which the earnings process is complete and the extent to which the customer has received value from the service. The delivery or performance condition in a service transaction is often evaluated under the Proportional Performance model, which results in delivery being considered to occur over a period of time. However, the pattern of delivery is not always clear. In addition, delivery for certain service transactions should be evaluated under the Completed Performance model because the customer does not receive any value from the service until it is completed. One factor that should be considered in evaluating performance in a service transaction is whether performance involves a single act or multiple acts.

When performance involves more than one act and spans more than one accounting period, it is necessary to determine whether the Completed Performance model or Proportional Performance model should be used to determine when the delivery criterion has been met and revenue has been earned.

Determining whether to use the Completed Performance model rather than the Proportional Performance model requires significant judgment. However, the following factors, if present in a service arrangement, may indicate that the Completed Performance model should be used:

     1. If the seller fails to perform the final act, the customer would need to "start over," rather than just pick up where the original vendor left off.
     2. Payment terms indicate that no payment is due until the final act is performed.
     3. The final act is significantly different in nature than the other acts to be performed.
     4. The contracts underlying the transaction specify only the final act and other acts are performed at the seller's discretion.
     5. There is significant uncertainty as to whether the vendor can complete all of the acts in the arrangement.

If delivery in a service transaction is to be evaluated under the Proportional Performance model, the pattern of performance must be determined. The determination of the pattern of performance should focus on the pattern in which service is provided to the customer, rather than on the pattern in which money or effort is expended by the service provider. Only those acts that actually provide value to the customer should be considered acts that trigger revenue recognition in a service transaction. Selecting which acts in a service arrangement should trigger revenue recognition is very similar to identifying the various deliverables in a multiple-element arrangement.

Some service transactions involve a number of different acts, even though they are all part of the same service. If a service transaction involves a specified number of defined acts that are not identical or similar, revenue should be allocated based upon the relative value of each of the acts. In substance, this type of situation is treated like a multiple-element arrangement, with revenue being allocated to the different acts based on their relative fair values. If there is insufficient evidence of the fair values of each of the individual acts, revenue should be recognized on a systematic and rational basis over the estimated period during which the acts will be performed. One such systematic and rational basis may be the use if the residual method. Another basis might be straight-line if no other systematic and rational basis is more representative of the pattern in which the performance takes place.

In the case of the Steps Across program ("SAA"), CoActive was engaged to develop the promotion, solicit and confirm all sponsors, plan, and execute the Promotion. The promotion consists of a walk across the country in which a single Sportline pedometer will be carried by individuals pre-selected by CoActive and includes national and local PR efforts, and certain wellness celebration events, of which approximately 150 will be at Wal-Mart stores, approximately 150 will be at local community venues and four will be PR driven events in NY, Washington DC, Arizona, and California. There will also be approximately 2000 in-store wellness demo events at Wal-Mart stores on or about April 29, 2006 and May 6, 2006. Note that there is no contract between CoActive and Wal-Mart, the contracts are between CoActive and the participating retailers. Although there is no contract between CoActive and Wal-Mart, there is e-mail approval whereby Wal-Mart confirms CoActive's inclusion on their Master Calendar.

The total fee for the project is $5,845,000.

Based upon the above, Inmark believes that although the contract is for one service - the walk across america program - there are multiple acts within the contract and a rational method of allocating revenues would be based upon the relative value of each of the acts. The client is clearly receiving "value" during this process, and once the allocation of the purchase price (revenue) to each of the acts are completed, this revenue should be recognized utilizing the appropriate revenue recognition methodology for each of the acts.

Note: Account management does not represent a single or individual act. It is part of the process of managing and executing the entire program - in essence it represents an additional fee for each of the elements. Therefore, it would be reasonable to allocate the value of this piece amongst the entire program. In the interest of conservatism, and on the premise that the Account Management services pertain to the program as a whole, Inmark will allocate the value of the Account Management on a proportional basis over the separate acts. This is believed to be very conservative, but would not materially affect revenue recognized on each of the acts. On a go forward basis for other projects, "Account Management" fees will need to be allocated on a case by case basis. Therefore, the value of the separate acts as explained hereafter, will be as follows:

                                                 Allocated          Rev Rec
                                                   Price            Method
                                              (see attached)
                                              --------------    ----------------
Act 1:   Sponsorship Fees                     $     675,000     Comp Perf
Act 2:   In-Store Demos: Promoworks               1,478,380     Comp Perf
Act 3:   Wal-Mart TV                                387,831     % Comp/Prop Perf
Act 4:   Local Radio & DJ Endorsements              216,062     % Comp/Prop Perf
Act 5:   Pins & Fans                                 39,971     Comp Perf
Act 6:   Brochures                                  113,432     Comp Perf
Act 7:   President's Challenge                      141,790     Comp Perf
Act 8:   Creative Development                       115,531     % Comp/Prop Perf
Act 9:   Free-Lance                                  51,855     % Comp/Prop Perf
Act 10:  Travel, OOP, Misc. Costs                   108,031     Comp Perf
Act 11:  In-Store Standees                          108,031     Comp Perf
Act 12:  Event Execution - USC                    2,409,086     % Comp/Prop Perf

                                              --------------
                  Total                       $   5,845,000
                                              ==============


1/07 note - based on revisiting this contract, the fair value of the above items changed, but such revision (not shown above) did not affect the amount recorded for Phase (Act) 1.

CoActive Comment Letter Dated 1/19/07
Comment # 3 - Steps Across America Revenue Recognition
Exhibit C-1

                                        original calc by JRC
Fair Value Allocation:                     Stand Alone               Allocated
                                               FV                      Price
                                        --------------------         ---------

In-Store Demos - Promoworks              1,368,480 pass thru         1,478,380


Wal-Mart TV                                359,000 pass thru           387,831




Local Radio promo & DJ endorsements        200,000 pass thru           216,062
Pins & fans                                 37,000 pass thru            39,971



Brochure                                   105,000 pass thru           113,432



President's Challenge                      131,250 pass thru           141,790





Creative Development                       106,943 see above           115,531
Sponsorship Fee                            675,000 recog previously
Kate Jacobs                                 48,000 pass thru            51,855
Travel, OOP, Misc. costs etc               100,000 pass thru           108,031
In-Store standees                          100,000 pass thru           108,031




Event Execution - USC                    2,230,000 Note              2,409,086

                                        ----------
Total Fair Value of Acts:                5,460,673
Less: Sponsorship Fee                      675,000
                                        ----------                  ----------
FV of Remaining Acts for rev rec         4,785,673                   5,170,000
                                        ==========                  ==========

Total Contract Value                     5,845,000
Less: Sponsorship Fee                      675,000
                                        ----------
Contract Value, excluding Sponsor Fee    5,170,000
                                        ==========

--------------------------------------------------------------------------------
updated calculation
11/9/06 - em/bm - based on current understanding (back in time to original budge) update has no effect on amts recorded for sponsorship fee, but helps again validate it more prececisely
  1,610,017 what vendors charges typically little or no profit - a client could work directly with promoworks at CA's cost, but if they needed somebody to manage promoworks - i.e. an agency, the typical agency fee would be a 17.65% mark up - assume as here a 3rd party is needed to manage
    309,000 pass through for 300k of wlamrt tv, proof is that we gave rebates on used $s anybody can buy walmart radio - very minimal mark ups avail
            - assume zero
     29,413 $50k is prod that we were going to charge per internal budget- what we would normally charge for prod normally radio prod is marked up 20% - 40%, typically ad agencies markup elements by 17.65% - we try to get much higher - used 17.65% against real cost $est spend was 25k - 30k would be for two flights - 1 script 15 second spot this is conservative as we would normall cahrge 20% - 40% margin
    200,000 what we would normally charge - repersents 25% margin, that is our margin
     12,942 $37k is pins and fans that we were going to charge per internal budget- what we would normally charge for prod normally premiums is a margin of 35%, typically ad agencies markup elements by 17.65% - we try to get much higher - used 17.65% against real cost est spend was approx $11k this is conservative as we would normall cahrge 35% margin
    103,500 est cost budget for printed element was 90k - typically ISI make
            20%-40% margin industry norm through printing brokers and agencies is 15% - 30% OG makes 15% mark up on FEX projects est spend in budget was 90k say 15% as average to reflect what we charge other clients - diff in % not material
    105,885 pass through  - would have little or no profit
            3rd party notifies us of people who have walked x steps over 3 weeks and registered for the program - we then send notification to a 3rd party fulfullment center to send that person a certificate and pach
            - the president's challenge - developed the certifciate\patch and we pay then about $1.20 eahc - but only as we need them and then a small charge to the fulfillment house- total aggregate chg about 1.55 per recepient
            Much fewer people have participated than expected - irrelveant though in allocating original budget - original budget assumed 75000 recepients Nomral chage by an agency for something like this would be 17.65% above the actual costs
    106,943 see above

            this is an employee should not be in fv calc - this is a cost to the job, not a deliverable
    100,000 treat as pass throug cost
    122,500 printed element - typically we make 20%-40% margin industry norm through printing brokers and agencies is 15% - 30% est spend was 100k say 22.5% as blended average


  2,230,000 priced out usc budget what they would charge for a programs usch as this



-----------
  4,930,199
===========

    914,801 residual
    675,000 capp          this fee covers the creataive dev and getting into
                          walmart stors and partnerse all these major items.
--------------------------------------------------------------------------------

                                   Exhibit C-2

                         Steps Across America Promotion
                      National Sponsor Letter of Agreement

This Agreement is entered into by and between CoActive Marketing Group (herein referred to as "CoActive "), and _____Insert Parent Company Name_______ (herein to referred to as "Sponsor") for ___Insert Product Name/category_______ (herein to referred to as "Brand") National Sponsorship of the 2006 Steps Across America Promotion (herein to referred to as "Promotion"). CoActive agrees to provide services related to the development, sponsorships, planning and execution of this Promotion pursuant to this Agreement.

1.   SCOPE OF ASSIGNMENT
     CoActive will develop the Promotion, solicit and confirm all sponsors, plan, and execute the Promotion as detailed in this Agreement. The Promotion consists of a walk across the country in which a single Sportline pedometer will be carried by individuals preselected by CoActive and includes national and local PR efforts, and the following wellness celebration events (each an "Event"):

     o Along the route taken by the Pedometer: approximately 304 wellness celebrations, of which approximately 150 will be at Wal-Mart stores, approximately 150 will be at local community venues and four will be PR-driven events in New York, NY, Washington DC, Bentonville, AR and Los Angeles, CA

     o Nationwide: approximately 2,000 in-store wellness demo events at Wal-Mart stores on or about April 29, 2006 (1,000 stores) and May 6, 2006 (1,000 stores)

     Each of the Events will be open to the general public and will position Brand as a National Sponsor of the Promotion as detailed in this Agreement.

     The Services ("Services") provided by CoActive (and for which CoActive is compensated under Section 5 of this Agreement) pursuant to this Agreement consist of three distinct phases, each being outlined in greater detail in
     Section 3 hereof. The three deliverables are:

     o Phase 1: Concept Development, Wal-Mart Acceptance and Sponsor Commitments. This phase is to be completed no later than Sept. 23, 2005.
     o Phase 2: Planning & Production. This Phase commences on September 24, 2005 and is to be completed no later than April 16, 2006.
     o Phase 3: Execution. This Phase commences on April 17, 2006 and is to be completed on or about July 17, 2006.

2.   CONTINGENCY
     The services outlined in paragraph 3 below and Sponsor's binding commitment to participate in the Promotion is contingent upon successful completion of
     (a) Phase 1 of this Agreement: securing one Title Sponsor, two Presenting Sponsors, ten National Sponsors, and up to two Regional Sponsors by CoActive or a combination of sponsorship levels which provides equivalent revenues for the program, and b) Sponsor's inclusion in Wal-Mart's Master Calendar. The securing of sponsors will be evidenced by non-cancelable signed Sponsor Letters of Agreement with each respective Sponsor.

3.   SERVICES PROVIDED BY COACTIVE
     Sponsor hereby engages CoActive to develop, secure all sponsors, plan and execute the Promotion on their behalf. Any deviation from the services outlined below shall require Sponsor and CoActive's prior written consent.

     o Phase 1: Concept Development, Wal-Mart Acceptance & Sponsor Commitments. CoActive shall develop and refine the Promotion concept and present communications as needed to gain approval by Wal-Mart's marketing team as well as obtain signed sponsor agreements with one Title Sponsor, two Presenting Sponsors, ten National Sponsors, and up to two Regional Sponsors (or revenue equivalent as noted in paragraph 2 above).

     o Phase 2: Planning and Production. During this phase CoActive shall be responsible for scheduling, coordinating, managing, supervising and planning all logistics necessary to produce the Promotion. This includes client communication, budget management, securing all Event venues and Wal-Mart store locations, recruitment and training of all touring and local staffing, selection and contracting of talent to serve as Promotion spokesperson, and procurement of all Promotion support materials, vehicles and equipment. This phase also includes creative development and production of Promotion support and materials, and Promotion website with Sponsor input and approvals of the portions related to Sponsor's Brand(s). CoActive shall work with Sponsor to secure Sponsor's inclusion on Wal-Mart's Master Calendar.

                                                                        Page 1/4

Page two
SAA Agreement

     o Phase 3: Execution Phase. The Execution phase consists of CoActive executing the following Events for the Promotion: a national walk across the country featuring 12 pre-selected walkers and a national spokesperson; four publicity events in New York metro area; Washington, DC; Bentonville, AR; and Los Angeles, CA, approximately fifteen (15) four-hour events ("Tier One Events") in parking lots of Wal-Mart stores along the walking route; approximately one-hundred thirty-five (135) two-hour events in parking lots ("Tier Two Events") of Wal-Mart stores along the route; approximately one-hundred fifty
          (150) community and opportunistic events ("Local Events") along the walking route to last up to one and one-half hours each, and approximately 2,000 six-hour in-store demo events ("Well-tailtainment Celebration Events") to be conducted at Wal-Mart stores across the United States. CoActive will execute the Events during the period from approximately April 17, 2006 through July 17, 2006. This agreement will terminate on July 30, 2006. Subsequent to July 30, 2006, CoActive will not be obligated to perform any additional Services pursuant to this Agreement and will have been deemed as completing all Services required to be performed under this Agreement. CoActive will execute its Services as provided herein, utilizing materials to be provided by Sponsor unless otherwise provided for in this Agreement. All Events will be held in the continental United States.

As a National Sponsor of the Promotion, Sponsor will receive the following benefits:

     o Sponsor's wellness message will be reflected in the editorial content of program

     o Placement of a full-page, four-color ad in the Official Promotion Guide to be distributed at all Events; ad to be provided by Sponsor as per specifications to be issued by CoActive. Sponsor logo identification on back cover; Sponsor to provide appropriate art.

     o    Logo identification on attire worn by the Walkers and Staff

     o Logo identification included on all program vehicles and support materials

     o    Inclusion of Sponsor in all press materials

     o At four (4) PR Events: Logo placement on either side of stage, sampling of Brand if desired (quantities and additional fees to be determined by CoActive and Sponsor) and opportunity to contribute to sweepstakes prize package

     o At Tier 1 Events: Logo inclusion on Step & Repeat banner, 10' x 10' promotional area to be shared with another National Sponsor; premiums and printed collateral (supplied by Sponsor) distributed (quantities distributed to be determined by CoActive) if desired; opportunity for radio station giveaways (product or premiums; quantities tbd by CoActive)

     o At Tier 2 Events: Sponsor display area; printed collateral material (supplied by Sponsor) distributed (quantities distributed to be determined by CoActive)

     o At Local Events: printed collateral material (supplied by Sponsor) distributed (quantities distributed to be determined by CoActive)

     o Logo placement, inclusion of Brand benefit information, and link to Sponsor web site from the official Promotion website

     o    Brand to be displayed at Well-tailtainment Celebration Events

     o Rights to use official program logo and national spokesperson's image and name on Sponsor's Brand packaging, displays and/or advertising developed exclusively for use in Wal-Mart stores

     Sponsor shall have five (5) business days to review and approve all materials developed for the Promotion by CoActive that include the Sponsor and/or Brand name, logo, and/or trademarks.

4.   SPONSOR RESPONSIBILITIES
     Sponsor shall have the following responsibilities, and provide the following materials relevant to the execution of the Promotion:

     o At its discretion, Sponsor will provide printed Brand literature, Brand premiums and/or other materials (amounts to be determined by CoActive) for CoActive to utilize and/or distribute for the execution of the Promotion, or will provide CoActive with funds as determined by CoActive to procure such Materials

     o Coordinate and execute creation of all Sponsor Brand advertising, packaging, displays and Brand-specific promotional materials as part of the Promotion; this includes Brand ad in Official Program Guide

     o Create, provide, arrange and pay for shipping for all Sponsor branded premium items, Brand literature and promotional materials to be used in connection with the Promotion

                                                                        Page 2/4

Page three
SAA Agreement

     o Pay for, provide and/or arrange and pay for transportation and warehousing for all Sponsor products to be used as part of the Promotion.

5.   COMPENSATION
     CoActive shall be compensated by Sponsor a total of $385,000 in consideration of performing the following services:
     o    Phase 1 fee:  Concept Development, Wal-Mart Acceptance
          and Sponsor Commitments:                                   $   38,500

     o    Phase 2 fee:  Planning and Production                          38,500

     o    Phase 3 fee:  Execution                                    $  308,000

     Sampling at Tier 1, Tier 2 events and Well-tailtainment Events is available and will be estimated separately. The Phase 1 fee is not contingent on any other CoActive services and shall be considered fully earned upon the completion of this Phase.

6.   PAYMENT SCHEDULE
     CoActive shall be paid according to the following schedule. CoActive shall invoice Sponsor no earlier than 45 days prior to each respective due date.

     Due Sep. 23, 2005:                      $   38,500
     Due Nov. 1, 2005                        $  150,000
     Due by Jan. 15, 2006                    $  150,000
     Due by March 15, 2006                   $   46,500

7.   DURATION
     The terms of this Agreement are effective upon the execution of this Agreement by Sponsor and CoActive, and will terminate on July 30, 2006.

8.   INDEMNIFICATION
     Each party shall defend, indemnify, and hold harmless, the other, and its parent, subsidiaries, and affiliate corporations, and their respective officers, directors, employees and agents from and against any claim, cost, loss, damage, expense or liability, including without limitation reasonable attorneys' fees, disbursements and court costs, arising out of or relating to any breach of the terms of this agreement that it incurs.

9.   TERMINATION
     This Agreement is non-cancelable by either party and assumes that a sufficient number sponsors are committed to the Program as described in paragraph 2 of this Agreement and as evidenced by signed Sponsor Letter of Agreements. Should an insufficient number of sponsor Letter of Agreements not be signed by September 23, 2005, any amounts paid by Sponsor to CoActive will be refunded by CoActive in a timely manner.

10.  GOVERNING LAW
     This agreement shall be governed by the laws of the State of New York.

The parties by their duly authorized representatives have read and agreed to this Agreement as of the date set forth below.

     For Sponsor:                             For CoActive:

                                  Company     CoActive Marketing Group
     --------------------------               ---------------------------------
                                  Title
     --------------------------               ---------------------------------
                                 Signature
     --------------------------               ---------------------------------
                                   Date
     --------------------------               ---------------------------------

                                                                        Page 3/4

CoActive Marketing Group, Inc.
SEC Comment Letter dated 1/19/07
Exhibit C-3
Steps Across America - Impact of Potential Adjustment quarters\categories

                                                           FY 06
                                                           -----
                                       Q1           Q2          Q3          Q4         total
                                 ------------------------------------------------------------
Amount Actually Recorded
Inmark (wholly owned sub):
--------------------------

Revenue                                  --       478,000     260,417      16,587     755,004

Expenses                              5,274        19,768      26,325      10,709      62,076

                                 ------------------------------------------------------------
Operating Revenue                    (5,274)      458,232     234,092       5,878     692,928
                                 ------------------------------------------------------------

Optimum (wholly owned sub):
---------------------------

Revenue                                                        50,500      99,500     150,000

Expenses                                 92                     1,182         583       1,857

                                 ------------------------------------------------------------
Operating Revenue                       (92)           --      49,318      98,917     148,143
                                 ------------------------------------------------------------


Total Recorded by CoAcive:
--------------------------

Revenue                                  --       478,000     310,917     116,087     905,004

Expenses                              5,366        19,768      27,507      11,292      63,933

                                 ------------------------------------------------------------
Operating Revenue                    (5,366)      458,232     283,410     104,795     841,071
                                 ------------------------------------------------------------


-----------------------------------------------------------------------------------------------
Amount that s/b recorded                                                              event exec
 based on event exec if restaement were to occur - P&L Effect                             %

Rev                                       0             0           0           0          --

Exp                                       0             0           0           0          --

                                 ------------------------------------------------------------
Operating Rev                            --            --          --          --          --
                                 ------------------------------------------------------------


Diff - Adj
Rev                                      --      (478,000)   (310,917)   (116,087)   (905,004)

Exp                                  (5,366)      (19,768)    (27,507)    (11,292)    (63,933)

                                 ------------------------------------------------------------
Operating Rev                         5,366      (458,232)   (283,410)   (104,795)   (841,071)
                                 ============================================================
ck                                       --            --          --          --          --


Tax effect at 40%                     3,220      (274,939)   (170,046)    (62,877)   (504,643)
-----------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------
Effect of restatement on:

Assets                                3,220       203,061     140,871      53,210     400,361
Liabilities                                       478,000     310,917     116,087     905,004
                                 ------------------------------------------------------------
Retained Earnings                     3,220      (274,939)   (170,046)    (62,877)   (504,643)
                                 ============================================================
proof s/b 0                              --            --          --          --          --

-----------------------------------------------------------------------------------------------

                                                          FY 07
                                                          -----
                                     Q1            Q2          Q3        Q4      total       Total
                                 --------------------------------------------------------  ----------
Amount Actually Recorded
Inmark (wholly owned sub):
--------------------------

Revenue                           2,593,965      (7,980)                        2,585,985   3,340,989

Expenses                          2,261,655      69,285                         2,330,940   2,393,016

                                 --------------------------------------------------------  ----------
Operating Revenue                   332,310     (77,265)         --        --     255,045     947,973
                                 --------------------------------------------------------  ----------

Optimum (wholly owned sub):
---------------------------

Revenue                             (10,000)                                      (10,000)    140,000

Expenses                               (139)                                         (139)      1,718

                                 --------------------------------------------------------  ----------
Operating Revenue                    (9,861)         --          --        --      (9,861)    138,282
                                 --------------------------------------------------------  ----------


Total Recorded by CoAcive:
--------------------------

Revenue                           2,583,965      (7,980)         --        --   2,575,985   3,480,989

Expenses                          2,261,516      69,285          --        --   2,330,801   2,394,734

                                 --------------------------------------------------------  ----------
Operating Revenue                   322,449     (77,265)         --        --     245,184   1,086,255
                                 --------------------------------------------------------  ----------


-----------------------------------------------------------------------------------------------------
Amount that s/b recorded
 based on event exec if restaement were to occur -
 P&L Effect                            0.83        0.17

Rev                               2,889,221     591,768                         3,480,989   3,480,989

Exp                               1,987,629     407,105                         2,394,734   2,394,734

                                 --------------------------------------------------------  ----------
Operating Rev                       901,592     184,663          --        --   1,086,255   1,086,255
                                 --------------------------------------------------------  ----------


Diff - Adj
Rev                                 305,256     599,748          --        --     905,004          --

Exp                                (273,887)    337,820          --        --      63,933          --

                                 --------------------------------------------------------  ----------
Operating Rev                       579,143     261,928          --        --     841,071          --
                                 ========================================================  ----------
ck                                       --          --          --        --          --         (0)


Tax effect at 40%                   347,486     157,157          --        --     504,643          --
-----------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------
Effect of restatement on:

Assets                              (91,083)   (309,278)                         (400,361)         --
Liabilities                        (438,569)   (466,435)                         (905,004)         --
                                 --------------------------------------------------------  ----------
Retained Earnings                   347,486     157,157          --        --     504,643          --
                                 ========================================================  ----------
proof s/b 0                              --          --          --        --          --          --

-----------------------------------------------------------------------------------------------------

CoActive - Revenue Recognition - Steps Across Program
Exhibit C-4


November 16, 2006

Attached is the original CA write up on the Steps Across contract and the related excel document (the latter updated in 11/06 with more specific info - but arriving at the same result).

The contract provided for three phases. Phase 1 was built in a way that would compensate the Company for the value for developing the program, the sell in to Wal-Mart and to tie - in partners (all collectively Phase 1). This revenue would only be earned if a milestone of certain amount of partners was achieved. The contracts with the tie in partners contained language that clearly provided that the Phase 1 deliverable was only recognized upon such milestones and not contingent on any other items. The balance (excluding Phase 1 fees) of the proceeds were to be used to execute the program (Phase 2 and Phase 3) as described in the tie- in partner contracts.

The basis of allocating the revenues amongst the parts of this contract was to reflect the value that the client was receiving at different points in time. One of the significant assumptions in determining such value was done on the belief that isolating the USC Events promotion as a separate deliverable was in accordance with existing accounting literature. USC does promotions on a regular basis and does the programs by determining the specific requirements and building a line item budget that is almost always presented to the client. The client always sees the line item budget, including the Company's agency fee and staffing charges. The normal profit margin range is consistently within a 25% -35% range and averages approximately 30% - the blended rate for the last two years has been approximately 31%. When USC developed the contract and the related budget for this program it built it in a way typical of how it builds all its budgets and the result was what the Company believe was the fair value of the events program that was going to be executed. The amount included in the budget and the amounts chargeable to clients was based on the fair value of what USC would need to execute the events program and other parts of Phase 2 and 3.

In accounting for this program, CA referred to the existing literature and discussed it with its then auditing firm. In particular CA referred to Miller GAAP guide, EITF 00-21 and the SEC speech of 12/03 by Douglas Alkema.

In the speed of Mr. Alkema, where he discussed the proportional performance model, he indicated "In determining whether delivery has occurred, registrants should pay careful attention to the terms of the arrangement, specifically the rights and obligations of the service provider and the customer. Provided all other revenue recognition criteria have been met, the revenue recognition method selected should reflect the pattern in which the obligations to the customer are fulfilled."

In analyzing this program for revenue recognition utilizing the Miller GAAP guide - the Company referred to Para 6.13 of the Miller GAAP guide (with reference to a contract that has "one service and multiple acts"). To illustrate this Phase 1, Phases 2 and 3 are all part of one promotion - the creation, sell in and the actual execution. Phase 1 can be done either by CA or others and Phase 2 and Phase 3 are dependent on Phase 1. The three phases result in the integrated promotion that was marketed to the clients and as such the Company treated this as one service with multiple acts. Miller GAAP guide Para 6.13 provides that "if a service transaction involves a specialized number of defined acts that are not identical or similar, revenue should be allocated based upon the relative value of each of the acts. In substance this type of situation is treated like a multiple element arrangement, with revenue being allocated to the different elements based on their relative fair value. In substance, this type of arrangement is treated like a multiple-element arrangement (see Chapter 4, "Multiple-Element Arrangements). If there is insufficient evidence of the fair values of each of the individual acts, revenue should be recognized on a systematic and rational basis over the estimated period during which the acts will performed."

However, we subsequently determined, with reference to fair value computations under EITF 00-21, that there exists literature "SAB 101 Frequently asked questions that indicates that a company's normal profit margin does not provide evidence of fair value. In addition, the Proportional Performance model does not apply here to the program in its entirety, but would only apply to the event execution portion of the program once the revenue was allocated between each of the elements and the Company does not have an exact replica of this program for comparison purposes.


As such, in determining Fair Value, with the guidance of SAB 101 and the need for an exact (very close) replica of this program, the Company would not have achieved Fair Value for the Events component of the promotion had these metrics been applied. Accordingly, the revenue of the contract should have been deferred as of March 31, 2006 and recognized upon execution of the events and a restatement of the prior year financial statements is necessary. In restating the financial statements we will be applying the error correction methodology below, contained in SFAS 154 (Para 25 and 26)


FAS154, Par 25. Any error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior-period financial statements. Restatement requires that:

a. The cumulative effect of the error on periods prior to those presented shall be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented.

b. An offsetting adjustment, if any, shall be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period.

c. Financial statements for each individual prior period presented shall be adjusted to reflect correction of the period-specific effects of the error.


Disclosures


FAS154, Par. 26


26. When financial statements are restated to correct an error, the entity shall disclose that its previously issued financial statements have been restated, along with a description of the nature of the error. The entity also shall disclose the following:

a. The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented

b. The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.


In addition, the entity shall make the disclosures of prior-period adjustments and restatements required by paragraph 26 of APB Opinion No. 9, Reporting the Results of Operations. Financial statements of subsequent periods need not repeat the disclosures required by this paragraph.

Summary of amounts previously recorded

------------------------------------------------------------------------------------------------------
                            Q1              Q2 FY 06        Q3 FY 06      Q4 FY 06        Total
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Pre tax Contribution        (5,000)         458,000         283,000       105,000         841,000
Recorded
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Amount that should be       0               0               0             0
recorded
------------------------------------------------------------------------------------------------------
Adjustment pre-tax          5,000           (458,000)       (283,000)     (105,000)       (841,000)
------------------------------------------------------------------------------------------------------
Net of tax (40% rate)       3,000           (275,000)       (170,000)     (63,000)        (505,000)
------------------------------------------------------------------------------------------------------
Effect on Diluted EPS       0               ($.04)          ($.03)        ($.01)          ($.09)
------------------------------------------------------------------------------------------------------

This will result in approximately $579,000 and $262,000 of additional pre-tax contribution to be recorded in Q1 and Q2 of FY 07, respectively. On an after tax basis, this results in $347,000 (.05) and $157,000 ($.02) of additional net contribution in Q1 and Q2, respectively.

The amounts originally recorded in FY 06 were a result primarily of amounts recorded for Phase 1 revenue that is now determined to not be separable. In an analogous manner, it includes approximately $148k pre tax contribution relating to creative work that is also now determined to be not separable.

CoActive Marketing Group, Inc.
SEC Comment Letter dated 1/19/07
Exhibit D-1
Sales Tax Analysis - Summary with Interest

                                CoActive Fiscal Quarter ended


                                9/30/2006   6/30/2006   3/31/2006  12/31/2005   9/30/2005   6/30/2005  3/31/2005   12/31/2004
Sales tax liability (net
  of Diageo reimb)                44,746      44,702      57,652      54,325      51,036      40,374      42,810      37,779
Interest @ 8%                         --         894       2,329       3,325       4,207       4,712       6,105       6,728
                               ---------------------------------------------------------------------------------------------
Sales tax liability
  with interest                   44,746      45,596      59,981      57,650      55,243      45,085      48,915      44,507

Total pre 1q 06
  assesment booked


                               ---------------------------------------------------------------------------------------------
Total adj per period -
  pre tax - by quarter            44,746      45,596      59,981      57,650      55,243      45,085      48,915      44,507
                               =============================================================================================

Amount actually recorded         396,420     297,907

                               curr bked 269 reflected in bd q 2 - we are porposign before restating to bk anoher 126k
                               ---------------------------------------------------------------------------------------------
Amount over (under) accrued      351,674     252,311     (59,981)    (57,650)    (55,243)    (45,085)    (48,915)    (44,507)
                               =============================================================================================
                               the addl 126689 is int plus stub accr for non ny would have a tax effect of

----------------------------------------------------------------------------------------------------------------------------

                               ---------------------------------------------------------------------------------------------
Effect of Adj - net of Tax -
  stand alone qtr                 26,848      27,358      35,988      34,590      33,146      27,051      29,349      26,704
                               =============================================================================================


                               ---------------------------------------------------------------------------------------------
Amount over (under)
  net of tax                     211,004     151,387     (35,988)    (34,590)    (33,146)    (27,051)    (29,349)    (26,704)
                               =============================================================================================

----------------------------------------------------------------------------------------------------------------------------



P&L Impact

Sales                              7,659      11,234       8,560       8,668      15,788       6,197

Reimbursable program expeses       7,659      11,234      23,979      16,377      31,207      13,906
Outside production exp -
  Events                          41,450      41,303      38,663      35,924      28,625      27,481      36,731      23,347
Outside production exp -
  W&S (non-reimb)                                                                              1,999       2,418       2,288
Compensation exp
G&A                                3,297       3,399       3,570      10,692       6,992       3,184       3,661      12,144

                               ---------------------------------------------------------------------------------------------
   Total Operating Exp            52,405      55,936      66,212      62,993      66,824      46,570      42,810      37,779

Operating income (loss)          (44,746)    (44,702)    (57,652)    (54,325)    (51,036)    (40,374)    (42,810)    (37,779)

Interest exp                          --         894       2,329       3,325       4,207       4,712       6,105       6,728

                               ---------------------------------------------------------------------------------------------
NIBT                             (44,746)    (45,596)    (59,981)    (57,650)    (55,243)    (45,085)    (48,915)    (44,507)

Provision (benefit) for taxes    (17,899)    (18,238)    (23,992)    (23,060)    (22,097)    (18,034)    (19,566)    (17,803)

                               ---------------------------------------------------------------------------------------------
Net Income Impact                (26,848)    (27,358)    (35,988)    (34,590)    (33,146)    (27,051)    (29,349)    (26,704)
                               ---------------------------------------------------------------------------------------------



Balance Sheet Effect
Assets - tax effect -
  creates an asset                17,899      18,238      23,992      23,060      22,097      18,034      19,566      17,803
Liabilities                       44,746      45,596      59,981      57,650      55,243      45,085      48,915      44,507
                               ---------------------------------------------------------------------------------------------
Retained Earnings                (26,848)    (27,358)    (35,988)    (34,590)    (33,146)    (27,051)    (29,349)    (26,704)
                               =============================================================================================
proof s/b 0                           --          --          --          --          --          --          --          --

CoActive Marketing Group, Inc.
SEC Comment Letter dated 1/19/07
Exhibit D-1
Sales Tax Analysis - Summary with Interest

                                9/30/2004   6/30/2004   3/31/2004  12/31/2003   9/30/2003   6/30/2003  3/31/2003   12/31/2002
Sales tax liability (net
  of Diageo reimb)                30,587      27,531      25,383      27,340       8,358       8,945       7,662       8,176
Interest @ 8%                      6,483       6,295       6,115       6,614       1,732       2,081       1,971       2,326
                               ---------------------------------------------------------------------------------------------
Sales tax liability
  with interest                   37,070      33,826      31,498      33,955      10,090      11,025       9,633      10,502

Total pre 1q 06
  assesment booked


                               ---------------------------------------------------------------------------------------------
Total adj per period -
  pre tax - by quarter            37,070      33,826      31,498      33,955      10,090      11,025       9,633      10,502
                               =============================================================================================

Amount actually recorded

                               ---------------------------------------------------------------------------------------------
Amount over (under) accrued      (37,070)    (33,826)    (31,498)    (33,955)    (10,090)    (11,025)     (9,633)    (10,502)
                               =============================================================================================


----------------------------------------------------------------------------------------------------------------------------

                               ---------------------------------------------------------------------------------------------
Effect of Adj - net of Tax -
  stand alone qtr                 22,242      20,295      18,899      20,373       6,054       6,615       5,780       6,301
                               =============================================================================================


                               ---------------------------------------------------------------------------------------------
Amount over (under)
  net of tax                     (22,242)    (20,295)    (18,899)    (20,373)     (6,054)     (6,615)     (5,780)     (6,301)
                               =============================================================================================

----------------------------------------------------------------------------------------------------------------------------



P&L Impact

Sales

Reimbursable program expeses
Outside production exp -
  Events                          14,607      14,607      14,607      14,607
Outside production exp -
  W&S (non-reimb)                  2,369       2,369       2,369       2,369
Compensation exp
G&A                               13,612      10,555       8,407      10,365       8,358       8,945       7,662       8,176

                               ---------------------------------------------------------------------------------------------
   Total Operating Exp            30,587      27,531      25,383      27,340       8,358       8,945       7,662       8,176

Operating income (loss)          (30,587)    (27,531)    (25,383)    (27,340)     (8,358)     (8,945)     (7,662)     (8,176)

Interest exp                       6,483       6,295       6,115       6,614       1,732       2,081       1,971       2,326

                               ---------------------------------------------------------------------------------------------
NIBT                             (37,070)    (33,826)    (31,498)    (33,955)    (10,090)    (11,025)     (9,633)    (10,502)

Provision (benefit) for taxes    (14,828)    (13,530)    (12,599)    (13,582)     (4,036)     (4,410)     (3,853)     (4,201)

                               ---------------------------------------------------------------------------------------------
Net Income Impact                (22,242)    (20,295)    (18,899)    (20,373)     (6,054)     (6,615)     (5,780)     (6,301)
                               ---------------------------------------------------------------------------------------------



Balance Sheet Effect
Assets - tax effect -
  creates an asset                14,828      13,530      12,599      13,582       4,036       4,410       3,853       4,201
Liabilities                       37,070      33,826      31,498      33,955      10,090      11,025       9,633      10,502
                               ---------------------------------------------------------------------------------------------
Retained Earnings                (22,242)    (20,295)    (18,899)    (20,373)     (6,054)     (6,615)     (5,780)     (6,301)
                               =============================================================================================
proof s/b 0                           --          --          --          --          --          --          --          --

CoActive Marketing Group, Inc.
SEC Comment Letter dated 1/19/07
Exhibit D-1
Sales Tax Analysis - Summary with Interest

                                9/30/2002   6/30/2002  3/31/2002  12/31/2001  9/30/2001  6/30/2001  3/31/2001  12/31/2000  9/30/2000
Sales tax liability (net
  of Diageo reimb)                 7,336       5,383      5,316      5,091       4,952      5,337      4,426      3,826       4,200
Interest @ 8%                      2,240       1,772      1,895      1,934       2,025      2,347      2,082      1,957       2,325
                               ----------------------------------------------------------------------------------------------------
Sales tax liability
  with interest                    9,576       7,155      7,211      7,025       6,977      7,683      6,507      5,783       6,525

Total pre 1q 06
  assesment booked


                               ----------------------------------------------------------------------------------------------------
Total adj per period -
  pre tax - by quarter             9,576       7,155      7,211      7,025       6,977      7,683      6,507      5,783       6,525
                               ====================================================================================================

Amount actually recorded

                               ----------------------------------------------------------------------------------------------------
Amount over (under) accrued       (9,576)     (7,155)    (7,211)    (7,025)     (6,977)    (7,683)    (6,507)    (5,783)     (6,525)
                               ====================================================================================================


-----------------------------------------------------------------------------------------------------------------------------------

                               ----------------------------------------------------------------------------------------------------
Effect of Adj - net of Tax -
  stand alone qtr                  5,745       4,293      4,327      4,215       4,186      4,610      3,904      3,470       3,915
                               ====================================================================================================


                               ----------------------------------------------------------------------------------------------------
Amount over (under)
  net of tax                      (5,745)     (4,293)    (4,327)    (4,215)     (4,186)    (4,610)    (3,904)    (3,470)     (3,915)
                               ====================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------


P&L Impact

Sales

Reimbursable program expeses
Outside production exp -
  Events
Outside production exp -
  W&S (non-reimb)
Compensation exp
G&A                                7,336       5,383      5,316      5,091       4,952      5,337      4,426      3,826       4,200

                               ----------------------------------------------------------------------------------------------------
   Total Operating Exp             7,336       5,383      5,316      5,091       4,952      5,337      4,426      3,826       4,200

Operating income (loss)           (7,336)     (5,383)    (5,316)    (5,091)     (4,952)    (5,337)    (4,426)    (3,826)     (4,200)

Interest exp                       2,240       1,772      1,895      1,934       2,025      2,347      2,082      1,957       2,325

                               ----------------------------------------------------------------------------------------------------
NIBT                              (9,576)     (7,155)    (7,211)    (7,025)     (6,977)    (7,683)    (6,507)    (5,783)     (6,525)

Provision (benefit) for taxes     (3,830)     (2,862)    (2,884)    (2,810)     (2,791)    (3,073)    (2,603)    (2,313)     (2,610)

                               ----------------------------------------------------------------------------------------------------
Net Income Impact                 (5,745)     (4,293)    (4,327)    (4,215)     (4,186)    (4,610)    (3,904)    (3,470)     (3,915)
                               ----------------------------------------------------------------------------------------------------



Balance Sheet Effect
Assets - tax effect
  - creates an asset               3,830       2,862      2,884      2,810       2,791      3,073      2,603      2,313       2,610
Liabilities                        9,576       7,155      7,211      7,025       6,977      7,683      6,507      5,783       6,525
                               ----------------------------------------------------------------------------------------------------
Retained Earnings                 (5,745)     (4,293)    (4,327)    (4,215)     (4,186)    (4,610)    (3,904)    (3,470)     (3,915)
                               ====================================================================================================
proof s/b 0                           --          --         --         --          --         --         --         --          --


CoActive Marketing Group, Inc.
SEC Comment Letter dated 1/19/07
Exhibit D-1
Sales Tax Analysis - Summary with Interest

                                                                                                                             Total
                                      6/30/2000   3/31/2000   12/31/1999   9/30/1999   6/30/1999   3/31/1999  12/31/1998     Accr
Sales tax liability
  (net of Diageo reimb)                   5,451       4,480       3,569       4,500       6,041       4,512       1,163     592,987
Interest @ 8%                             3,255       2,833       2,415       3,238       4,589       3,574         944     101,340
                               ----------------------------------------------------------------------------------------------------
Sales tax liability with interest         8,705       7,313       5,984       7,737      10,630       8,085       2,107     694,327

Total pre 1q 06 assesment booked

                               ----------------------------------------------------------------------------------------------------
Total adj per period -
  pre tax - by quarter                    8,705       7,313       5,984       7,737      10,630       8,085       2,107     694,327
                               ====================================================================================================

Amount actually recorded                                                                                                    694,327

                               ----------------------------------------------------------------------------------------------------
Amount over (under) accrued              (8,705)     (7,313)     (5,984)     (7,737)    (10,630)     (8,085)     (2,107)         (0)
                               ====================================================================================================

                               ----------------------------------------------------------------------------------------------------
Effect of Adj - net of Tax -
  stand alone qtr                         5,223       4,388       3,591       4,642       6,378       4,851       1,264     416,596
                               ====================================================================================================

                               ----------------------------------------------------------------------------------------------------
Amount over (under) net of tax           (5,223)     (4,388)     (3,591)     (4,642)     (6,378)     (4,851)     (1,264)         (0)
                               ====================================================================================================



P&L Impact

Sales                                                                                                                        58,105

Reimbursable program expeses                                                                                                104,361
Outside production exp - Events                                                                                             331,951
Outside production exp -
  W&S (non-reimb)                                                                                                            16,180
Compensation exp                                                                                                                 --
G&A                                       5,451       4,480       3,569       4,500       6,041       4,512       1,163     198,600
                               ----------------------------------------------------------------------------------------------------

   Total Operating Exp                    5,451       4,480       3,569       4,500       6,041       4,512       1,163     651,092

Operating income (loss)                  (5,451)     (4,480)     (3,569)     (4,500)     (6,041)     (4,512)     (1,163)   (592,987)

Interest exp                              3,255       2,833       2,415       3,238       4,589       3,574         944     101,340
                               ----------------------------------------------------------------------------------------------------

NIBT                                     (8,705)     (7,313)     (5,984)     (7,737)    (10,630)     (8,085)     (2,107)   (694,327)

Provision (benefit) for taxes            (3,482)     (2,925)     (2,394)     (3,095)     (4,252)     (3,234)       (843)   (277,731)
                               ----------------------------------------------------------------------------------------------------

Net Income Impact                        (5,223)     (4,388)     (3,591)     (4,642)     (6,378)     (4,851)     (1,264)   (416,596)
                               ====================================================================================================

Balance Sheet Effect
Assets - tax effect - creates an
  asset                                   3,482       2,925       2,394       3,095       4,252       3,234         843     277,731
Liabilities                               8,705       7,313       5,984       7,737      10,630       8,085       2,107     694,327
                               ----------------------------------------------------------------------------------------------------
Retained Earnings                        (5,223)     (4,388)     (3,591)     (4,642)     (6,378)     (4,851)     (1,264)   (416,596)
                               ====================================================================================================
proof s/b                                    --          --          --          --          --          --          --         --


CoActive Marketing Group, Inc.
SEC Comment Letter dated 1/19/07
Exhibit D-1
Sales Tax Analysis - Summary with Interest

                         By Fiscal Year

                         FY 07      FY 06      FY 05      FY 04       FY 03     FY 02    FY 01      FY 00       FY 99      Total
                        ---------------------------------------------------------------------------------------------------------
Sales tax liability
 (net of Diageo reimb)   89,448    203,386    138,707     70,026     28,557    20,696    17,902     18,591      5,674     592,987
Interest @ 8%               894     14,573     25,611     16,542      8,308     8,201     9,619     13,074      4,518     101,340
                        ---------------------------------------------------------------------------------------------------------
Sales tax liability
 with interest           90,342    217,959    164,318     86,569     36,865    28,896    27,521     31,665     10,192     694,327

Total pre 1q 06
 assesment booked            --         --         --         --         --        --        --         --         --          --

                        ---------------------------------------------------------------------------------------------------------
Total adj per
 period - pre tax
 - by quarter            90,342    217,959    164,318     86,569     36,865    28,896    27,521     31,665     10,192     694,327
                        =========================================================================================================

Amount actually
 recorded               694,327         --         --         --         --        --        --         --         --     694,327

                        ---------------------------------------------------------------------------------------------------------
Amount over
 (under) accrued        603,985   (217,959)  (164,318)   (86,569)   (36,865)  (28,896)  (27,521)   (31,665)   (10,192)         (0)
                        =========================================================================================================

                        ---------------------------------------------------------------------------------------------------------
Effect of Adj -
 net of Tax -
 stand alone             54,205    130,775     98,591     51,941     22,119    17,338    16,513     18,999      6,115     416,596
                        =========================================================================================================

                        ---------------------------------------------------------------------------------------------------------
Amount over
 (under) net
 of tax                 362,391   (130,775)   (98,591)   (51,941)   (22,119)  (17,338)  (16,513)   (18,999)    (6,115)         (0)
                        =========================================================================================================

P&L Impact

Sales                    18,892     39,213         --         --         --        --        --         --         --      58,105

Reimbursable program
 expeses                 18,892     85,469         --         --         --        --        --         --         --     104,361
Outside production
 exp - Events            82,752    130,693     89,292     29,214         --        --        --         --         --     331,951
Outside production
 exp - W&S
 (non-reimb)                 --      1,999      9,443      4,737         --        --        --         --         --      16,180
Compensation exp             --         --         --         --         --        --        --         --         --          --
G&A                       6,696     24,438     39,972     36,075     28,557    20,696    17,902     18,591      5,674     198,600

                        ---------------------------------------------------------------------------------------------------------
   Total Operating
    Exp                 108,341    242,599    138,707     70,026     28,557    20,696    17,902     18,591      5,674     651,092

Operating income
 (loss)                 (89,448)  (203,386)  (138,707)   (70,026)   (28,557)  (20,696)  (17,902)   (18,591)    (5,674)    592,987)

Interest exp                894     14,573     25,611     16,542      8,308     8,201     9,619     13,074      4,518     101,340

                        ---------------------------------------------------------------------------------------------------------
NIBT                    (90,342)  (217,959)  (164,318)   (86,569)   (36,865)  (28,896)  (27,521)   (31,665)   (10,192)   (694,327)

Provision
 (benefit)
 for taxes              (36,137)   (87,184)   (65,727)   (34,627)   (14,746)  (11,558)  (11,008)   (12,666)    (4,077)   (277,731)

                        ---------------------------------------------------------------------------------------------------------
Net Income Impact       (54,205)  (130,775)   (98,591)   (51,941)   (22,119)  (17,338)  (16,513)   (18,999)    (6,115)   (416,596)


Balance Sheet
 Effect
Assets -
 tax effect -
 creates an asset        36,137     87,184     65,727     34,627     14,746    11,558    11,008     12,666      4,077     277,731
Liabilities              90,342    217,959    164,318     86,569     36,865    28,896    27,521     31,665     10,192     694,327
                        ---------------------------------------------------------------------------------------------   ---------
Retained Earnings       (54,205)  (130,775)   (98,591)   (51,941)   (22,119)  (17,338)  (16,513)   (18,999)    (6,115)   (416,596)
                        =============================================================================================   =========
proof s/b 0                  --         --         --         --         --        --        --         --         --          --



CoActive Marketing Group, Inc.
SEC Comment Letter dated 1/19/07
Exhibit 6
Comment 6

                       PROPOSED ADJUSTING JOURNAL ENTRIES

Client    Coactive Consolidated                       Client No. 119319                 Year End  March 31, 2006
          ------------------------------------                   ------------------               ------------------------------

                                                                                                 Balance Sheet Effect
                                                                                        -----------------------------------
                                                                          Proposed
                                                                       Journal Entry       Assets    Liabilities   Equity
                                                                   -------------------  ----------- ------------  ---------
PAJE    Adjustment                                 Workpaper                              Increase    Increase    Increase
 #      Description                 Type*   E**    Reference           Debit    Credit   (Decrease)  (Decrease)  (Decrease)
-----------------------------------------------------------------------------------------------------------------------------
     Current Year PAJEs
-----------------------------------------------------------------------------------------------------------------------------
 1   Deferred Revenue                K       7   USC-C-4              229,994                         (229,994)
-----------------------------------------------------------------------------------------------------------------------------
     Accounts recievable             K       5   USC-C-4                        229,994   (229,994)
-----------------------------------------------------------------------------------------------------------------------------
     To adjust AR and Deferred
     revenue for a contract
     that was not signed.
-----------------------------------------------------------------------------------------------------------------------------
 2   Accrued Job Costs               k       7   INM 10-1 (10-1-7)     16,787                          (16,787)
-----------------------------------------------------------------------------------------------------------------------------
     Prepaid Job Costs               k       5   INM 10-1 (10-1-7)               16,787    (16,787)
-----------------------------------------------------------------------------------------------------------------------------
     To reclass due to erroneous
     coding.
-----------------------------------------------------------------------------------------------------------------------------
 3   intercompany Receivable         K       5   DI C-1                86,200               86,200
-----------------------------------------------------------------------------------------------------------------------------
     Accounts Receiable              K       5   DI C-1                          86,200    (86,200)
-----------------------------------------------------------------------------------------------------------------------------
     To relcass intercompany
     receivable from A/R
-----------------------------------------------------------------------------------------------------------------------------
 4   Accrued Vacation                K       7   USC HH-2-1            22,411                          (22,411)
-----------------------------------------------------------------------------------------------------------------------------
     Vacation Expense                K       2   USC HH-2-1                      22,411                            22,411
-----------------------------------------------------------------------------------------------------------------------------
     To adjust trial balance to
     schedule and remove
     general accrual
-----------------------------------------------------------------------------------------------------------------------------
 5   Deferred Revenue                K       7   MKV C-4               53,762                          (53,762)
-----------------------------------------------------------------------------------------------------------------------------
     Sales                           K       1   MKV C-4                5,171                                      (5,171)
-----------------------------------------------------------------------------------------------------------------------------
     AR                              K       5   MKV C-4                         63,901    (63,901)
-----------------------------------------------------------------------------------------------------------------------------
     Minority interest               K       8   MKV C-4                4,968                           (4,968)
-----------------------------------------------------------------------------------------------------------------------------
     To adjust for credit memo
     recorded after year end
     relating to amounts prior
     to year end.
-----------------------------------------------------------------------------------------------------------------------------
 6   Deferred Revenue                K       7   INM 10-1 (10-1-2)     16,996                          (16,996)
-----------------------------------------------------------------------------------------------------------------------------
     Customer Overpayments           K       7   INM 10-1 (10-1-2)               16,996                 16,996
-----------------------------------------------------------------------------------------------------------------------------
     To reclass out of deferred
     into customer overpayments.
-----------------------------------------------------------------------------------------------------------------------------
 7   Fixed Assets                    K       6   USC HH-3              16,328               16,328
-----------------------------------------------------------------------------------------------------------------------------
     Depreciation                    K       2   USC HH-3              39,976                                     (39,976)
-----------------------------------------------------------------------------------------------------------------------------
     Sales Tax Accural                       7   USC HH-3                        56,304
-----------------------------------------------------------------------------------------------------------------------------
     To record Sales tax for
     NYS on computers
     purchased
-----------------------------------------------------------------------------------------------------------------------------
 8   Legal Expense                   K       2   COA V-1               32,527                                     (32,527)
-----------------------------------------------------------------------------------------------------------------------------
     Legal Accrued                   K       7   COA V-1                         32,527                 32,527
-----------------------------------------------------------------------------------------------------------------------------
     To adjust for under accrual
     of Legal Expenses
-----------------------------------------------------------------------------------------------------------------------------
 9   Accrued Job Costs               K       7   MKV KK-2              29,240                          (29,240)
-----------------------------------------------------------------------------------------------------------------------------
     Misc. Expense                   K       2   MKV KK-2                        29,240                            29,240
-----------------------------------------------------------------------------------------------------------------------------
     To reverse P/Y accrued
     job cost
-----------------------------------------------------------------------------------------------------------------------------
10   Revenue                         K       1   OPT 10-3              13,336                                     (13,336)
-----------------------------------------------------------------------------------------------------------------------------
     Expense                         K       2   OPT 10-3                        13,336                            13,336
-----------------------------------------------------------------------------------------------------------------------------
     (to record rev and exp
     in the proper period -
     FY 05)
-----------------------------------------------------------------------------------------------------------------------------
11   Unbilled                        K       5   OPT K-2              109,000              109,000
-----------------------------------------------------------------------------------------------------------------------------
     Deferred Revenue                K       7   OPT K-2                        109,000                109,000
-----------------------------------------------------------------------------------------------------------------------------
     (to properly reclass
     to unbilled)
-----------------------------------------------------------------------------------------------------------------------------
PAJE
Totals                                                                676,695   676,696   (185,354)   (215,635)   (26,022)
                                                                   ==========================================================




                                                                         Pre-Tax     Net       Gross     Working     (Memo)
                                                                         Income   Income***    Profit    Capital       Non-
                                                                       ---------- ---------- ---------- ----------  ---------
PAJE    Adjustment                                 Workpaper            Increase   Increase   Increase   Increase     Taxable
 #      Description                 Type*   E**    Reference           (Decrease) (Decrease) (Decrease) (Decrease)     Items
----------------------------------------------------------------------------------------------------------------------------
     Current Year PAJEs
----------------------------------------------------------------------------------------------------------------------------
 1   Deferred Revenue                K       7   USC-C-4                                                 229,994
----------------------------------------------------------------------------------------------------------------------------
     Accounts recievable             K       5   USC-C-4                                                (229,994)
----------------------------------------------------------------------------------------------------------------------------
     To adjust AR and Deferred
     revenue for a contract
     that was not signed.
----------------------------------------------------------------------------------------------------------------------------
 2   Accrued Job Costs               k       7   INM 10-1 (10-1-7)                                        16,787
----------------------------------------------------------------------------------------------------------------------------
     Prepaid Job Costs               k       5   INM 10-1 (10-1-7)                                       (16,787)
----------------------------------------------------------------------------------------------------------------------------
     To reclass due to erroneous
     coding.
----------------------------------------------------------------------------------------------------------------------------
 3   intercompany Receivable         K       5   DI C-1                                                   86,200
----------------------------------------------------------------------------------------------------------------------------
     Accounts Receiable              K       5   DI C-1                                                  (86,200)
----------------------------------------------------------------------------------------------------------------------------
     To relcass intercompany
     receivable from A/R
----------------------------------------------------------------------------------------------------------------------------
 4   Accrued Vacation                K       7   USC HH-2-1                                               22,411
----------------------------------------------------------------------------------------------------------------------------
     Vacation Expense                K       2   USC HH-2-1             22,411     22,411
----------------------------------------------------------------------------------------------------------------------------
     To adjust trial balance to
     schedule and remove
     general accrual
----------------------------------------------------------------------------------------------------------------------------
 5   Deferred Revenue                K       7   MKV C-4                                                  53,762
----------------------------------------------------------------------------------------------------------------------------
     Sales                           K       1   MKV C-4                (5,171)    (5,171)    (5,171)
----------------------------------------------------------------------------------------------------------------------------
     AR                              K       5   MKV C-4                                                 (63,901)
----------------------------------------------------------------------------------------------------------------------------
     Minority interest               K       8   MKV C-4
----------------------------------------------------------------------------------------------------------------------------
     To adjust for credit memo
     recorded after year end
     relating to amounts prior
     to year end.
----------------------------------------------------------------------------------------------------------------------------
 6   Deferred Revenue                K       7   INM 10-1 (10-1-2)                                        16,996
----------------------------------------------------------------------------------------------------------------------------
     Customer Overpayments           K       7   INM 10-1 (10-1-2)                                       (16,996)
----------------------------------------------------------------------------------------------------------------------------
     To reclass out of deferred
     into customer overpayments.
----------------------------------------------------------------------------------------------------------------------------
 7   Fixed Assets                    K       6   USC HH-3
----------------------------------------------------------------------------------------------------------------------------
     Depreciation                    K       2   USC HH-3              (39,976)   (39,976)
----------------------------------------------------------------------------------------------------------------------------
     Sales Tax Accural                       7   USC HH-3
----------------------------------------------------------------------------------------------------------------------------
     To record Sales tax for
     NYS on computers
     purchased
----------------------------------------------------------------------------------------------------------------------------
 8   Legal Expense                   K       2   COA V-1               (32,527)   (32,527)
----------------------------------------------------------------------------------------------------------------------------
     Legal Accrued                   K       7   COA V-1                                                 (32,527)
----------------------------------------------------------------------------------------------------------------------------
     To adjust for under accrual
     of Legal Expenses
----------------------------------------------------------------------------------------------------------------------------
 9   Accrued Job Costs               K       7   MKV KK-2                                                 29,240
----------------------------------------------------------------------------------------------------------------------------
     Misc. Expense                   K       2   MKV KK-2               29,240     29,240
----------------------------------------------------------------------------------------------------------------------------
     To reverse P/Y accrued
     job cost
----------------------------------------------------------------------------------------------------------------------------
10   Revenue                         K       1   OPT 10-3              (13,336)   (13,336)   (13,336)
----------------------------------------------------------------------------------------------------------------------------
     Expense                         K       2   OPT 10-3               13,336     13,336
----------------------------------------------------------------------------------------------------------------------------
     (to record rev and exp
     in the proper period -
     FY 05)
----------------------------------------------------------------------------------------------------------------------------
11   Unbilled                        K       5   OPT K-2                                                 109,000
----------------------------------------------------------------------------------------------------------------------------
     Deferred Revenue                K       7   OPT K-2                                                (109,000)
----------------------------------------------------------------------------------------------------------------------------
     (to properly reclass
     to unbilled)
----------------------------------------------------------------------------------------------------------------------------
PAJE
Totals                                                                 (26,022)   (26,022)   (18,507)      8,985         --
                                                                   ========================================================


* Indicate whether PAJE is estimated (E), known (K) or projected sampling error (P)

** Enter effect code: 1 = Sales or CGS, 2 = Other taxable income or deductible expense (except income tax), 3 = Other non-taxable income or non-deductible expense (permanent difference), 4 = Income tax expense (or benefit), 5 = Current asset, 6 = Long-term asset, 7 = Current liability, 8 = Long-term liability, 9 = Equity

*** Tax effect of PAJEs, where applicable, is reflected on the Totals sheet with an offsetting effect on current liabilities. If a significant PAJE would affect current assets or long-term deferred tax assets or liabilities instead of current liabilities, manual override should be considered


                       PROPOSED ADJUSTING JOURNAL ENTRIES

Client    Coactive Consolidated                       Client No. 119319                 Year End  March 31, 2006
          ------------------------------------                   ------------------               ------------------------------


                                                                                               Balance Sheet Effect
                                                                                -----------------------------------------------
                                                              Proposed
                                                            Journal Entry             Assets      Liabilities        Equity
                                                        ---------------------   ---------------  --------------  --------------
                                                                                     Increase        Increase        Increase
   Description                                          Debit         Credit        (Decrease)      (Decrease)      (Decrease)
---------------------------------------------------------------------------------------------------------------------------------
Total current year PAJEs:                               676,695       676,696        (185,354)       (215,635)        (26,022)
---------------------------------------------------------------------------------------------------------------------------------
   Tax effect of PAJEs:     Assumed Tax Rate:                                                         (10,149)         10,149
---------------------------------------------------------------------------------------------------------------------------------
Total PAJEs before rollover effect                                                   (185,354)       (225,784)        (15,874)
---------------------------------------------------------------------------------------------------------------------------------
Total per financial statement caption                                              41,981,180      32,403,015       9,578,165
---------------------------------------------------------------------------------------------------------------------------------
Percent to total financial statement
  caption per above                                                                       0.4%            0.7%            0.2%
---------------------------------------------------------------------------------------------------------------------------------
Prior year's rollover effect
Total PAJEs with rollover effect                                                     (185,354)       (225,784)        (15,874)
---------------------------------------------------------------------------------------------------------------------------------
Percent to total financial statement
  caption per above                                                                       0.4%            0.7%            0.2%
---------------------------------------------------------------------------------------------------------------------------------
Total PAJEs to roll forward
---------------------------------------------------------------------------------------------------------------------------------



                                                        Pre-Tax          Net            Gross        Working        (Memo)
                                                        Income          Income          Profit       Capital         Non-
                                                    --------------  ------------   --------------  ------------------------
                                                        Increase        Increase        Increase     Increase       Taxable
   Description                                         (Decrease)      (Decrease)      (Decrease)   (Decrease)      Items
---------------------------------------------------------------------------------------------------------------------------
Total current year PAJEs:                                (26,022)        (26,022)        (18,507)       8,985          --
---------------------------------------------------------------------------------------------------------------------------
   Tax effect of PAJEs:     Assumed Tax Rate:                             10,149                       10,149
-------------------------------------------------------------------------------------------------------------
Total PAJEs before rollover effect                       (26,022)        (15,874)        (18,507)      19,134
-------------------------------------------------------------------------------------------------------------
Total per financial statement caption                 (1,362,521)     (1,031,227)     35,026,130   (2,919,459)
-------------------------------------------------------------------------------------------------------------
Percent to total financial statement
  caption per above                                          1.9%            1.5%            0.1%         0.7%
-------------------------------------------------------------------------------------------------------------
Prior year's rollover effect
Total PAJEs with rollover effect                         (26,022)        (15,874)        (18,507)      19,134
-------------------------------------------------------------------------------------------------------------
Percent to total financial statement
  caption per above                                          1.9%            1.5%            0.1%         0.7%
-------------------------------------------------------------------------------------------------------------
Total PAJEs to roll forward
-------------------------------------------------------------------------------------------------------------